SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation September 30, 2010

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 – CITY Săo Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 – FAX 3025-9217	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 – ADDRESS Av. das Nações Unidas, 8501 – 19° floor			3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 – CITY Săo Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9191	11 - TELEX
12 - AREA CODE 011	13 – FAX 3025-9438	14 – FAX 3025-9191	15 - FAX -
16 - E-MAIL ri@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	3	7/1/2010	9/30/2010	2	4/1/2010	6/30/2010
09 - INDEPENDENT ACCOUNTANT Ernst & Young Terco Auditores Indep. Sociedade Simples					10 - CVM CODE 00471-5
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 070.962.868-45

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2010	2 - PREVIOUS QUARTER 6/30/2010	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2009
Paid-in Capital
1 - Common	431,509	429,348	133,633
2 - Preferred	0	0	0
3 - Total	431,509	429,348	133,633
Treasury share
4 – Common	600	600	3,125
5 – Preferred	0	0	0
6 – Total	600	600	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)
01	08/04/2010	2,718,465	5,566	Private subscription in cash	483	11.5304000000
02	09/03/2010	2,729,187	10,722	Private subscription in cash	1,679	6.3877800000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/16/2010	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
1	Total Assets	6,868,606	6,860,791
1.01	Current Assets	3,497,179	3,629,101
1.01.01	Cash and cash equivalents	707,881	1,147,359
1.01.01.01	Cash and banks	16,137	58,552
1.01.01.02	Financial Investments	691,744	1,088,807
1.01.02	Credits	1,350,980	1,245,035
1.01.02.01	Trade accounts receivable	1,350,980	1,245,035
1.01.02.01.01	Receivables from clients of developments	1,234,707	1,134,442
1.01.02.01.02	Receivables from clients of construction and services rendered	79,926	75,162
1.01.02.01.03	Other Receivables	36,347	35,431
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	660,972	607,847
1.01.03.01	Properties for sale	660,972	607,847
1.01.04	Other	777,346	628,860
1.01.04.01	Deferred selling expenses	1,168	739
1.01.04.02	Other receivables	764,342	613,186
1.01.04.03	Prepaid expenses	11,836	14,935
1.02	Non Current Assets	3,371,427	3,231,690
1.02.01	Long Term Receivables	988,487	923,590
1.02.01.01	Sundry Credits	732,483	711,931
1.02.01.01.01	Receivables from clients of developments	557,283	554,120
1.02.01.01.02	Properties for sale	175,200	157,811
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	256,004	211,659
1.02.01.03.01	Deferred taxes	175,080	166,233
1.02.01.03.02	Other receivables	80,924	45,426
1.02.02	Permanent Assets	2,382,940	2,308,100
1.02.02.01	Investments	2,147,748	2,076,331
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,807,764	1,731,625
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	339,984	344,706
1.02.02.02	Property and equipment	32,699	28,755
1.02.02.03	Intangible assets	202,493	203,014
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,207	194,871
1.02.02.03.02	Other intangible	8,286	8,143
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2	Total Liabilities and Shareholders’ Equity	6,868,606	6,860,791
2.01	Current Liabilities	1,418,187	1,395,855
2.01.01	Loans and Financing	552,135	642,401
2.01.02	Debentures	188,759	112,134
2.01.03	Suppliers	116,125	78,376
2.01.04	Taxes, charges and contributions	95,268	92,006
2.01.05	Dividends Payable	50,716	50,716
2.01.06	Provisions	8,001	6,312
2.01.06.01	Provision for contingencies	8,001	6,312
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	407,183	413,910
2.01.08.02	Obligations for purchase of real estate and advances from customers	210,957	208,200
2.01.08.03	Payroll, profit sharing and related charges	40,482	38,026
2.01.08.04	Other liabilities	155,744	167,684
2.02	Non Current Liabilities	1,770,413	1,919,523
2.02.01	Long Term Liabilities	1,770,413	1,919,523
2.02.01.01	Loans and Financing	220,082	183,468
2.02.01.02	Debentures	951,407	1,148,000
2.02.01.03	Provisions	9,219	12,104
2.02.01.03.01	Provisions for contingencies	9,219	12,104
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	589,705	575,951
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	58,372	47,384
2.02.01.06.02	Deferred income tax and social contribution	223,667	218,366
2.02.01.06.03	Negative goodwill on acquisition of subsidiaries	6,757	8,045
2.02.01.06.04	Other liabilities	300,909	302,156
2.03	Deferred income	0	0
2.05	Shareholders' equity	3,680,006	3,545,413
2.05.01	Paid-in capital stock	2,727,456	2,711,168
2.05.01.01	Capital Stock	2,729,187	2,712,899
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	251,489	290,507
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	422,374	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2.05.04.05	Retained earnings	79,256	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	278,687	162,087
2.05.07	Advances for future capital increase	0	0

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Sales and/or Services	305,684	1,090,419	340,760	854,314
3.01.01	Real estate development and sales	281,610	996,538	307,629	782,927
3.01.02	Construction services rendered revenue	11,091	29,756	11,047	29,249
3.01.03	Barter transactions revenue	12,983	64,125	22,084	42,138
3.02	Gross Sales Deductions	(30,518)	(75,856)	(12,607)	(28,770)
3.02.01	Taxes on sales and services	(27,447)	(67,418)	(10,851)	(25,941)
3.02.02	Brokerage fee on sales	(3,071)	(8,438)	(1,756)	(2,829)
3.03	Net Sales and/or Services	275,166	1,014,563	328,153	825,544
3.04	Cost of Sales and/or Services	(202,998)	(763,765)	(245,696)	(601,712)
3.04.01	Cost of Real estate development	(190,015)	(699,640)	(223,612)	(559,574)
3.4.02	Barter transactions cost	(12,983)	(64,125)	(22,084)	(42,138)
3.05	Gross Profit	72,168	250,798	82,457	223,832
3.06	Operating Expenses/Income	40,886	44,809	(12,302)	(37,292)
3.06.01	Selling Expenses	(16,680)	(48,502)	(13,294)	(45,944)
3.06.02	General and Administrative	(26,202)	(72,170)	(27,608)	(78,633)
3.06.02.01	Profit sharing	(2,093)	(8,893)	(7,172)	(12,908)
3.06.02.02	Stock option plan expenses	(1,705)	(5,424)	(1,195)	(8,459)
3.06.02.03	Other Administrative Expenses	(22,404)	(57,853)	(19,241)	(57,266)
3.06.03	Financial	(6,156)	(33,629)	(30,405)	(62,652)
3.06.03.01	Financial income	25,890	71,309	17,544	63,209
3.06.03.02	Financial Expenses	(32,046)	(104,938)	(47,949)	(125,861)
3.06.04	Other operating income	0	0	52,600	157,800
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	0	0	52,600	157,800
3.06.04.02	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(4,516)	(10,480)	(34,060)	(81,105)
3.06.05.01	Depreciation and Amortization	(3,347)	(9,052)	(3,328)	(6,446)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.06.05.02	Other Operating expenses	(1,169)	(1,428)	(30,372)	(74,659)
3.06.06	Equity in results of investees	94,440	209,590	40,465	73,242
3.07	Total operating profit	113,054	295,607	70,155	186,540
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	113,054	295,607	70,155	186,540
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred Income Tax	3,546	(16,920)	(6,438)	(28,322)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	116,600	278,687	63,717	158,218
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	430,909	430,909	130,508	130,508
	EARNINGS PER SHARE (Reais)	0.27059	0.64674	0.48822	1.21232
	LOSS PER SHARE (Reais)

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net cash from operating activities	(289,288)	(769,913)	(116,135)	(88,419)
4.01.01	Cash generated in the operations	80,216	227,297	61,932	157,566
4.01.01.01	Net Income for the year	116,600	278,687	63,717	158,218
4.01.01.02	Equity in the results of investees	(94,440)	(209,590)	(40,465)	(73,242)
4.01.01.03	Stock options expenses	1,705	5,423	1,194	8,458
4.01.01.04	Gain on sale of investments	0	0	(52,600)	(157,800)
4.01.01.05	Unrealized interest and finance charges, net	48,578	119,688	35,786	103,023
4.01.01.06	Deferred taxes	(3,547)	(220)	6,437	28,321
4.01.01.07	Depreciation and amortization	4,602	11,670	6,435	13,454
4.01.01.08	Amortization of negative goodwill	(1,255)	(2,618)	(3,107)	(7,008)
4.01.01.09	Provision for contingencies	3,755	9,651	38,916	69,221
4.01.01.10	Warranty provision	2,125	6,044	1,255	3,806
4.01.01.11	Profit sharing provision	2,093	8,893	4,364	11,115
4.01.01.12	Fixed asset disposal, net	0	(331)	0	0
4.01.02	Variation in Assets and Liabilities	(369,504)	(997,210)	(178,067)	(245,985)
4.01.02.01	Trade accounts receivable	(109,108)	(299,976)	(200,856)	(475,324)
4.01.02.02	Properties for sale	(70,513)	(97,770)	(1,773)	134,766
4.01.02.03	Other Receivables	(186,653)	(576,724)	4,443	46,558
4.01.02.04	Deferred selling expenses	(430)	(745)	5,413	3,340
4.01.02.05	Prepaid expenses	3,099	4,592	7,586	9,302
4.01.02.06	Obligations for purchase of real estate and adv. from customers	13,744	(22,442)	9,424	(28,801)
4.01.02.07	Taxes, charges and contributions	3,262	17,407	4,899	12,056
4.01.02.08	Suppliers	37,749	54,988	1,101	16,271
4.01.02.09	Payroll, and related charges	364	(7,305)	4,828	12,281
4.01.02.10	Other accounts payable	(61,018)	(69,235)	(13,132)	23,566
4.01.03	Others	0	0	0	0

1 - CODE	2 – DESCRIPTION	3 - 7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 - 7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.02	Net cash from investments activities	(21,165)	(451,887)	(40,545)	(230,323)
4.02.01	Purchase of property and equipment and deferred charges	(8,025)	(19,003)	(10,953)	(22,763)
4.02.02	Capital contribution in subsidiary companies	23,023	(33,861)	(28,224)	(126,048)
4.02.03	Restricted cash in guarantee to loans	(36,163)	(399,023)	(1,368)	(81,512)
4.03	Net cash from financing activities	(165,188)	757,179	250,949	392,701
4.03.01	Capital increase	16,288	1,101,912	1,319	4,381
4.03.02	Loans and financing obtained	222,665	391,982	380,281	713,981
4.03.03	Repayment of loans and financing	(444,863)	(745,787)	(144,208)	(401,316)
4.03.04	Assignment of credits receivable, net	0	0	0	0
4.03.05	Dividends paid	0	0	0	0
4.03.06	Public offering expenses and deferred taxes	0	(50,410)	0	0
4.03.07	CCI – Assignment of credits receivable	0	0	0	58,889
4.03.08	Capital reserve	40,722	59,482	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(475,641)	(464,621)	94,269	73,959
4.05.01	Cash at the beginning of the period	756,535	745,515	144,906	165,216
4.05.02	Cash at the end of the period	280,894	280,894	239,175	239,175

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.04	Net Income/Loss for the period	0	0	0	0	116,600	0	116,600
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	16,288	0	0	0	0	0	16,288
5.08.01	Exercise of stock options	16,288	0	0	0	0	0	16,288
5.09	Increase in capital reserves	0	(39,018)	0	40,723	0	0	1,705
5.09.01	Stock options program	0	1,705	0	0	0	0	1,705
5.09.02	Stock options program Tenda	0	11,035	0	(11,035)	0	0	0
5.09.03	Stock options program realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,729,187	251,489	0	420,643	278,687	0	3,680,006

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	278,687	0	278,687
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,101,912	0	0	0	0	0	1,101,912
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	17,879	0	0	0	0	0	17,879
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(66,950)	0	40,723	0	0	(26,227)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	5,424	0	0	0	0	5,424
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.09.04	Stock options program Tenda	0	11,035	0	(11,035)	0	0	0
5.09.05	Stock options program realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.13	Closing balance	2,729,187	251,489	0	420,643	278,687	0	3,680,006

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
1	Total Assets	9,234,991	9,098,194
1.01	Current Assets	5,616,585	5,901,703
1.01.01	Cash and cash equivalents	1,231,143	1,806,384
1.01.01.01	Cash and banks	121,494	144,568
1.01.01.02	Financial Investments	976,435	1,500,054
1.01.01.03	Restricted credits	133,214	161,761
1.01.02	Credits	2,727,930	2,470,944
1.01.02.01	Trade accounts receivable	2,727,930	2,470,944
1.01.02.01.01	Receivables from clients of developments	2,643,205	2,391,584
1.01.02.01.02	Receivables from clients of construction and services rendered	81,837	77,073
1.01.02.01.03	Other Receivables	2,888	2,287
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,447,266	1,446,760
1.01.03.01	Properties for sale	1,447,266	1,446,760
1.01.04	Other	210,246	177,615
1.01.04.01	Deferred selling expenses	38,028	20,592
1.01.04.02	Other receivables	155,795	141,740
1.01.04.03	Prepaid expenses	16,423	15,283
1.02	Non Current Assets	3,618,406	3,196,491
1.02.01	Long Term Assets	3,344,894	2,925,681
1.02.01.01	Sundry Credits	2,799,924	2,482,953
1.02.01.01.01	Receivables from clients of developments	2,411,275	2,075,161
1.02.01.01.02	Properties for sale	388,649	407,792
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	544,970	442,728
1.02.01.03.01	Deferred taxes	367,788	311,693
1.02.01.03.02	Other receivables	177,182	131,035
1.02.02	Permanent Assets	273,512	270,810
1.02.02.01	Investments	0	0
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.02	Property and equipment	63,825	59,659
1.02.02.03	Intangible assets	209,687	211,151
1.02.02.03.01	Goodwill on acquisition of subsidiaries	194,207	194,871
1.02.02.03.02	Other intangibles	15,480	16,280
1.02.02.04	Deferred charges	0	0

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2	Total Liabilities and Shareholders’ equity	9,234,991	9,098,194
2.01	Current Liabilities	2,292,498	2,163,821
2.01.01	Loans and Financing	789,331	825,382
2.01.02	Debentures	214,561	123,608
2.01.03	Suppliers	292,444	244,545
2.01.04	Taxes, charges and contributions	234,394	154,983
2.01.05	Dividends Payable	52,287	52,287
2.01.06	Provisions	8,001	6,312
2.01.06.01	Provision for contingencies	8,001	6,312
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	701,480	756,704
2.01.08.01	Obligations for purchase of real estate and advances from customers	460,470	466,078
2.01.08.02	Payroll, profit sharing and related charges	69,693	73,057
2.01.08.03	Other liabilities	171,417	217,569
2.01.08.04	Deferred taxes	0	0
2.02	Non Current Liabilities	3,210,922	3,342,644
2.02.01	Long Term Liabilities	3,210,922	3,342,644
2.02.01.01	Loans and Financing	371,843	352,181
2.02.01.02	Debentures	1,551,407	1,748,000
2.02.01.03	Provisions	51,185	52,670
2.02.01.03.01	Provisions for contingencies	51,185	52,670
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	1,236,487	1,189,793
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	177,412	176,084
2.02.01.06.02	Deferred taxes	483,373	484,453
2.02.01.06.03	Other liabilities	568,945	521,211
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	6,757	8,045
2.03	Deferred income	0	0
2.04	Minority Interests	51,565	46,316
2.05	Shareholders' equity	3,680,006	3,545,413
2.05.01	Paid-in capital stock	2,727,456	2,711,168
2.05.01.01	Capital Stock	2,729,187	2,712,899
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	251,489	290,507
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	422,374	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360

1 - CODE	2 - DESCRIPTION	3 – 9/30/2010	4 – 6/30/2010
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	79,256	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	278,687	162,087
2.05.07	Advances for future capital increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.01	Gross Sales and/or Services	1,028,530	2,971,267	915,461	2,214,469
3.01.01	Real estate development and sales	1,006,102	2,863,544	872,617	2,129,991
3.01.02	Construction services rendered revenue	6,435	27,904	13,265	30,352
3.01.03	Barter transactions revenue	15,993	79,819	29,579	54,126
3.02	Gross Sales Deductions	(71,334)	(179,044)	(38,360)	(89,663)
3.02.01	Taxes on sales and services	(64,725)	(161,272)	(34,148)	(80,107)
3.02.02	Brokerage fee on sales	(6,609)	(17,772)	(4,212)	(9,556)
3.03	Net Sales and/or Services	957,196	2,792,223	877,101	2,124,806
3.04	Cost of Sales and/or Services	(681,275)	(1,984,154)	(621,927)	(1,523,640)
3.04.01	Cost of Real estate development	(665,282)	(1,904,335)	(592,348)	(1,469,514)
3.4.02	Barter transactions cost	(15,993)	(79,819)	(29,579)	(54,126)
3.05	Gross Profit	275,921	808,069	255,174	601,166
3.06	Operating Expenses/Income	(135,642)	(436,004)	(141,380)	(324,573)
3.06.01	Selling Expenses	(53,887)	(166,321)	(55,556)	(153,344)
3.06.02	General and Administrative	(59,317)	(171,860)	(57,601)	(172,832)
3.06.02.01	Profit sharing	(6,539)	(19,118)	(8,975)	(17,722)
3.06.02.02	Stock option plan expenses	(3,075)	(8,842)	(2,749)	(15,062)
3.06.02.03	Other Administrative Expenses	(49,703)	(143,900)	(45,877)	(140,048)
3.06.03	Financial	(11,928)	(59,107)	(31,008)	(52,937)
3.06.03.01	Financial income	36,417	101,275	33,104	106,399
3.06.03.02	Financial Expenses	(48,345)	(160,382)	(64,112)	(159,336)
3.06.04	Other operating income	0	0	52,600	157,800
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortize	0	0	52,600	157,800
3.06.05	Other operating expenses	(10,510)	(38,716)	(49,815)	(103,260)
3.06.05.01	Depreciation and Amortization	(9,593)	(29,975)	(12,891)	(31,174)
3.06.05.02	Negative goodwill amortization	1,288	2,651	3,107	7,008

1 - CODE	2 - DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
3.06.05.03	Other Operating expenses	(2,205)	(11,392)	(40,031)	(79,094)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	140,279	372,065	113,794	276,593
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	140,279	372,065	113,794	276,593
3.10	Provision for income tax and social contribution	(9,661)	(27,384)	(4,828)	(15,659)
3.11	Deferred Income Tax	(823)	(27,649)	(23,142)	(49,245)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(13,195)	(38,345)	(22,107)	(53,471)
3.15	Net income for the Period	116,600	278,687	63,717	158,218
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	430,909	430,909	130,508	130,508
	EARNINGS PER SHARE (Reais)	0.27059	0.64674	0.48822	1.21232
	LOSS PER SHARE (Reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01	Net cash from operating activities	(452,196)	(940,694)	(194,493)	(445,917)
4.01.01	Cash generated in the operations	166,130	495,743	148,416	336,622
4.01.01.01	Net Income for the period	116,600	278,687	63,717	158,218
4.01.01.02	Stock options expenses	3,075	8,842	2,749	15,062
4.01.01.03	Gain on sale of investments	0	0	(52,600)	(157,800)
4.01.01.04	Unrealized interest and finance charges, net	62,805	154,835	39,719	123,347
4.01.01.05	Deferred taxes	(57,176)	(18,892)	23,142	49,245
4.01.01.06	Depreciation and amortization	9,593	29,975	12,894	30,190
4.01.01.07	Amortization of negative goodwill	(1,288)	(2,651)	(3,107)	(6,021)
4.01.01.08	Disposal of fixed asset	0	(331)	271	4,980
4.01.01.09	Provision for contingencies	15,462	21,438	39,171	62,610
4.01.01.10	Warranty provision	5,272	11,590	1,255	5,084
4.01.01.11	Profit sharing provision	6,538	19,118	6,612	11,788
4.01.01.12	Allowance for doubtful accounts	0	114	0	0
4.01.01.13	Minority interest	5,249	(6,982)	14,593	39,919
4.01.02	Variation in Assets and Liabilities	(618,326)	(1,436,437)	(342,909)	(782,539)
4.01.02.01	Trade accounts receivable	(593,100)	(1,362,674)	(467,084)	(1,261,865)
4.01.02.02	Properties for sale	18,636	(87,459)	27,494	266,545
4.01.02.03	Other Receivables	(61,342)	(159,317)	(82,314)	57,759
4.01.02.04	Deferred selling expenses	(17,436)	(31,395)	6,032	223
4.01.02.05	Prepaid expenses	0	0	8,576	8,889
4.01.02.06	Suppliers	47,899	98,113	38,601	81,602
4.01.02.07	Obligations for purchase of real estate and adv. from customers	(4,279)	16,072	4,754	(22,842)
4.01.02.08	Taxes, charges and contributions	83,933	96,217	24,138	31,595
4.01.02.09	Payroll, profit sharing and related charges	(10,000)	(10,840)	(16,562)	19,730
4.01.02.10	Other accounts payable	(82,637)	4,846	113,456	35,825

1 - CODE	2 – DESCRIPTION	3 -7/1/2010 to 9/30/2010	4 - 1/1/2010 to 9/30/2010	5 -7/1/2009 to 9/30/2009	6 - 1/1/2009 to 9/30/2009
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(1,814)	(525,137)	(29,344)	(109,408)
4.02.01	Purchase of property and equipment and intangible assets	(11,008)	(39,343)	(19,120)	(34,999)
4.02.02	Restricted cash in guarantee to loans	9,194	(485,794)	(10,224)	(74,409)
4.03	Net cash from financing activities	(112,038)	787,126	256,988	975,101
4.03.01	Capital increase	16,288	1,101,912	1,319	4,381
4.03.02	Loans and financing obtained	272,118	512,508	436,560	1,418,227
4.03.03	Repayment of loans and financing	(456,951)	(862,334)	(187,307)	(567,655)
4.03.04	Assignment of credits receivable, net	19,785	39,772	15,214	860
4.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	(4,000)	(17,982)	(8,798)	49,973
4.03.06	CCI – assignment of credits receivable	0	0	0	69,315
4.03.07	Public offering expenses and deferred taxes	0	(50,410)	0	0
4.03.08	Capital reserve	40,722	63,660	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	(566,048)	(678,705)	33,151	419,776
4.05.01	Cash at the beginning of the period	1,136,765	1,249,422	915,199	528,574
4.05.02	Cash at the end of the period	570,717	570,717	948,350	948,350

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	2,712,899	290,507	0	379,920	162,087	0	3,545,413
5.04	Net Income/Loss for the period	0	0	0	0	116,600	0	116,600
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	16,288	0	0	0	0	0	16,288
5.08.01	Exercise of stock options	16,288	0	0	0	0	0	16,288
5.09	Increase in capital reserves	0	(39,018)	0	40,723	0	0	1,705
5.09.01	Stock options program	0	1,705	0	0	0	0	1,705
5.09.02	Stock options program Tenda	0	11,035	0	(11,035)	0	0	0
5.09.03	Stock options program - realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,729,187	251,489	0	420,643	278,687	0	3,680,006

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	278,687	0	278,687
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,101,912	0	0	0	0	0	1,101,912
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	17,879	0	0	0	0	0	17,879
5.08.03	Shertis shares’ subscription	20,283	0	0	0	0	0	20,283
5.09	Increase in capital reserves	0	(66,950)	0	40,723	0	0	(26,227)
5.09.01	Public offering expenses	0	(33,271)	0	0	0	0	(33,271)
5.09.02	Stock options program	0	5,424	0	0	0	0	5,424
5.09.03	Shertis shares’ subscription	0	1,620	0	0	0	0	1,620
5.09.04	Stock options program – Tenda	0	11,035	0	(11,035)	0	0	0
5.09.05	Stock options program - realization	0	(51,758)	0	51,758	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,729,187	251,489	0	420,643	278,087	0	3,680,006

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 09/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Notes to quarterly information (parent company and consolidated) as of September 30, 2010

(Amounts in thousands of Brazilian Reais, unless otherwise stated)

1.    Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”) started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7). On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,680 ADSs.

In May 2010, the Company approved the merger of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The Merger of Shares has the purpose of making viable the implementation of the

Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in an increase in capital amounting to R$ 20,283 (Note 15).

2.    Presentation of the Quarterly Information

The quarterly information was approved by the Board of Directors in their meeting held on November 9, 2010.

The quarterly information (ITR) was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which take into consideration the provisions contained in the Brazilian Corporate Law – Law No. 6,404/76, amended by Laws Nos. 11,638/07 and 11,941/09, the rules set out by the Brazilian Securities Commission (CVM), the Pronouncement, Guidance and Interpretation issued by the Accounting Pronouncements Committee (“CPC”), approved by the proper authorities, effective through December 31, 2009.

Over 2009 the Accounting Pronouncements Committee (CPC) issued several pronouncements which implementation was required for 2010. On November 10, 2009, the CVM issued Resolution No. 603, amended by Resolution No. 626, which provides for the presentation of Quarterly Information Forms (ITR) for 2010 and the early adoption of the accounting standards that shall be effective from 2010. These Resolutions permitted public companies to present their Quarterly Information during 2010 according to the accounting standards effective until December 31, 2009.

As mentioned above, the Company prepared its Quarterly Information in accordance with the accounting practices effective on December 31, 2009, therefore, at the time it prepares the financial statements for the year ending December 31, 2010, it will present again the Quarterly Information for 2010.

The Company is in the phase of analyzing the estimates for the potential effects produced by the changes introduced by the new pronouncements on its financial statements and decided not to include any change in the Quarterly Information at  September 30 and June 30, 2010, in view of the complexity of and difficulty in measuring and quantifying the effects produced by the changes in the accounting practices applicable to its business. The Company is also discussing this matter with the other companies of the segment aiming at improving its understanding about its applicability in the segment and the Brazilian scenario, and arrived at the understanding that at present it is not possible to determine the effects of such changes on the shareholders’ equity and results for the quarter and nine-month period ended September 30, 2010.

The main effects expected from the adoption of these new pronouncements are as follows:

•      Revenue from sale of real estate and Costs of real estate: recognize in income statement when the title, risks and benefits are transferred to the real estate buyer (usually after the completion of the construction and upon the delivery of the real estate keys), and recognize the cost in income statement proportionally to the units sold taking into consideration the same criterion on recognition of revenue from sale of real estate.

•      Business combinations: sets out the accounting treatment for business combinations regarding the recognition and measurement of acquired assets and assumed liabilities, goodwill based on future economic benefits, and minimum information to be disclosed by the Company in these transactions.

•      Construction contracts: sets out the accounting treatment for revenue and costs associated with construction contracts.

•      Investments in associates: sets out how to record investments in associates in the individual and consolidated financial statements of the investor and subsidiaries in the financial statements of the parent company.

•      Interests in joint venture: sets out how to record interest in joint ventures and how to disclose assets, liabilities, income and expenses of these ventures in the financial statements of investors.

•      Definition of principles for recognition, measurement and disclosure of financial instruments and requirements for disclosing information on financial instruments.

•      Investment property:  sets out the accounting treatment for investment property and respective reporting requirements.

•      Non-current assets held for sale and operations: sets out the accounting for non-current assets held for sale (on sale) and the presentation and disclosure of discontinued operations.

3.    Significant accounting practices adopted in the preparation of the quarterly information

a)         Accounting estimates

The preparation of the quarterly information in accordance with the accounting practices adopted in Brazil requires the Company’s management to make judgments to determine and record accounting estimates. Assets and liabilities affected by estimates and assumptions include the residual value of property and equipment, provision for impairment, allowance for doubtful accounts, deferred tax assets, provision for contingencies and measurement of financial instruments. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for determining them. The Company review estimates and assumptions at least annually.

b)      Recognition of results

(i)      Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the course of the construction period and the following procedures are adopted:

(a)   For completed units, the result is recognized when the sale is made, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

(b)   In the sales of unfinished units, the following procedures and rules were observed:

▪ The incurred cost (including the costs related to land, and other expenditures directly related to increase inventories) corresponding to the units sold is fully appropriated to the result.

▪ The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized in direct proportion to cost.

▪ Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and advances from clients".

▪ Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting – pro rata basis.

▪ The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to results as they are incurred – represented by media insertion – using the accrual basis of accounting.

(ii)     Construction services

Revenues from real estate services are recognized as services are rendered, and consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate.

(iii)    Barter transactions

In barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed, provided that the real estate development recording is obtained. Revenues and costs incurred from barter transactions are appropriated to income over the course of construction period of the projects, as described in item (b).

c)      Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contract provisions of financial instruments, which include financial investments, accounts receivable and other receivables,  cash and cash equivalents, loans and financing, as well as accounts payable and other debts. Financial instruments that are not recognized at fair value through income are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

  (i)    Financial instruments at fair value through income

A financial instrument is classified into fair value through income if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through income if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management documented by the Company. After initial recognition, attributable transaction costs are recognized in income when incurred. Financial instruments at fair value through income are measured at fair value, and their fluctuations are recognized in income.

   (ii)  Loans and receivables

Loans and receivables are measured at cost amortized using the method of effective interest rate, reduced by possible impairment.

d)      Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption. Most of financial investments are classified into the category “financial assets at fair value through income”.

Investment funds in which the Company is the sole owner are fully consolidated.

e)      Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts arising from the provision of services, when applicable, is set up by the Company’s management when there is no expectation of realization. In relation to receivables from development, the allowance for doubtful accounts is set up at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after delivery of the units. For accounts receivable due of sale of units, the understanding of Management is that there is no need of setting up an allowance because it has general guarantee and the prices of units are above their book value, except for those related to the subsidiary Tenda.

f)       Certificates of real estate receivables (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in non-current receivables at fair value.

g)      Investment Fund of Receivables ("FIDC”) and Real estate credit certificate (“CCI”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid in by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of FDIC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still have control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its quarterly information, the Company discloses the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit. The funds from assignment are classified in the heading other accounts payable, until certificates are settled by clients.

h)      Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), expenses for regularizing lands and ventures, and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable.  If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount), which are recognized in income in the proportion to units sold, the same criterion for other costs.

i)       Deferred selling expenses

Brokerage expenditures are recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

j)       Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

k)      Prepaid expenses

These are taken to income in the period to which they relate.

l)       Property and equipment

Recorded at cost. Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:

(i)      Vehicles – 5 years;

(ii)    Office equipment and other installations – 10 years;

(iii)   Sales stands, facilities, model apartments and related furnishings - 1 year.

Expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

m)     Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years.

n)      Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Up to December 31, 2008, the goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. From January 1, 2009 goodwill is no longer amortized in results for the period.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.

Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

o)      Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative movements after acquisitions are adjusted in cost of investment. Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the practices adopted by the Company.

p)      Obligations for purchase of land and advances from clients due to barter transactions

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as advances from clients.

q)      Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, the composite statutory rate being 34%, adjusted based on the history of payment and expectation about the realization of temporary differences in companies on the taxable income regime. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied. The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may change the estimates, as approved by the Management bodies.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

r)      Other current and non-current liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan or other post-employment benefits to employees.

s)      Stock option plan

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”).

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to shareholders’ equity at the extent service is rendered.

t)       Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

u)      Present value adjustment

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables formed prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after the keys” period

The financial charges of funds used in the construction and finance of real estate ventures shall be capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect of IGP-M (Note 5).

v)      Test for impairment

Management reviews at least annually, at the balance sheet closing date, the carrying value of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment or reduction in their recoverable amounts. When such evidences are identified, the carrying amount is higher than the recoverable one, a provision for impairment is set up, adjusting the carrying to the recoverable amount. Goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, whether there is indication of reduction in value or not, by comparing the realization value measured through expected cash flows for the following five years.

w)     Debenture and share issuance expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses are accounted for as a direct reduction of the amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses (Note 11).

x)      Contingent assets and liabilities and legal obligations

The accounting practices to record and disclose contingent assets and liabilities and legal obligations are as follows: (i) Contingent assets are recognized only when there are general guarantees or final and unappealable favorable court decisions. Contingent assets which depend on probable successful lawsuits are only disclosed in a Note to the quarterly information; and (ii) Contingent liabilities are accrued when losses are considered probable and the involved amounts are reasonably measurable. Contingent liabilities which losses are considered possible are only disclosed in a Note to financial statements, and those which losses are considered remote are not accrued nor disclosed.

y)      Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet dates

z)      Consolidated quarterly information

The consolidated quarterly information of the Company, which include the quarterly information indicated in Note 8, were prepared in accordance with the applicable consolidation practices and legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the parent company.

4.    Cash and cash equivalents

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Cash and cash equivalents	16,137	58,552	121,494	144,568
Cash and banks
Cash equivalents
Investment funds	97,433	500,833	165,580	670,458
Securities purchased under agreement to rese	79,663	117,159	104,578	208,440
Bank Certificates of Deposits - CDBs	71,161	66,696	145,742	88,731
Other	16,500	13,295	33,325	24,568

Total cash and cash equivalents	280,894	756,535	570,718	1,136,765

Restricted cash in guarantee of loans (a)	426,987	390,824	527,211	507,858

Total financial investments	691,744	1,088,807	976,435	1,500,055

Restricted credits (b)	-	-	133,214	161,761

Total cash and cash equivalents	707,881	1,147,359	1,231,143	1,806,384

(a)   Restricted cash in guarantee of loans related to ventures and cleared according to the progress of works and sales.

(b)   Transfer from clients which the Company expects to receive in up to 90 days.

At September 30, 2010, Bank Deposit Certificates – CDBs include earned interest from 98.5% to 105% (June 30, 2010 – 98.75% to 105%) of Interbank Deposit Certificate – CDI. Securities purchased under agreement to resell include earned interest from 98% to 104% (June 30, 2010 – 98% to 104%) of CDI. Both investments are made in first class financial institutions.

During the quarter ended September 30, 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At September 30, 2010, the CEPACs, recorded in the heading Other, have immediate liquidity and were not yet addressed to any of the ventures to be launched in the future.

Such issue was registered with the CVM under the No. CVM/SRE/TIC/2008/002, and according to CVM Instruction No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

At September 30, the amount related to investment funds is recorded at fair value through income. At September 30, 2010, the investment fund portfolio is composed of securities purchased under agreement to resell, Bank Certificates of Deposits and government securities. Pursuant to CVM Instruction No. 408/04, financial investments in Investment Funds in which the Company has exclusive interest were consolidated.

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to appreciate the value of its quotas by investing the funds of its investment portfolio, which may be composed of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund quotas of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

The balance sheet of investment funds is as follows:

Assets	Vistta	Colina	Arena
Current	69,403	29,324	158,584

Total assets	69,403	29,324	158,584

Liabilities
Current	16	24	726

Shareholders’ equity
Capital stock	53,499	10,516	134,302
Retained earnings	1,419	898	12,753
Income for the period	14,469	17,886	10,803
Total shareholders’ equity	69,387	29,300	157,858

Total liabilities and shareholders’ equity	69,403	29,324	158,584

5.    Receivables from clients

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Real estate development and sales	1,813,787	1,714,067	5,143,106	4,557,660
(-) Adjustment to present value	(21,797)	(25,505)	(88,626)	(90,915)
Services and construction	79,926	75,162	81,837	77,073
Other receivables	36,347	35,431	2,888	2,287

	1,908,263	1,799,155	5,139,205	4,546,105

Current	1,350,980	1,245,035	2,727,930	2,470,944
Non-current	557,283	554,120	2,411,275	2,075,161

(i)     The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

      The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 231,666 at  September 30, 2010 (June 30, 2010 – R$ 233,961), and are classified in Obligations for purchase of land and advances from clients.

      Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as Revenue from real estate development; the interest recognized for the periods ended September 30, 2010 and September 30, 2009 totaled R$ 20,854 and R$ 38,915, respectively.

      An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

      The allowance for doubtful accounts for Tenda totaled R$ 18,852 (consolidated) at September 30, 2010 (R$ 17,985 at June 30, 2010), and is considered sufficient by the Company's management to cover the forecast of future losses on the realization of accounts receivable of this subsidiary.

      The total reversal value of the adjustment to present value recognized in the real estate development revenue for the period ended September 30, 2010 amounted to R$ 11,393 (parent company) and R$ (1,700) (consolidated), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 3(u). The net annual rate applied by the Company and its subsidiaries, already taking into consideration the indexes of the receivables portfolio, fluctuated between 4.45% and 7.64% in the quarter ended September 30, 2010.

(ii)   On March 31, 2009, the Company carried out a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

      Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

      The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value); at September 30, 2010 it totaled R$ 16,854 (Note 8). Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its quarterly information, accordingly, it discloses at September 30, 2010, receivables amounting to R$ 40,180 in the group of accounts of receivables from clients, and R$ 23,326 is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

(iii)  On June 26, 2009, the Company carried out a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Accounts Payable - Credit Assignments".

8 book CCIs were issued, amounting to R$ 69,315 at the date of issue.  These 8 CCIs are backed by Receivables which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, carry general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

      Gafisa was hired and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6.    Properties for sale

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Land	388,822	312,172	761,800	713,752
(-) Adjustment to present value	(4,344)	(4,319)	(11,028)	(11,962)
Property under construction	340,942	354,808	873,671	947,023
Completed units	110,752	102,997	211,472	205,739

	836,172	765,658	1,835,915	1,854,552

Current portion	660,972	607,847	1,447,266	1,446,760
Non-current portion	175,200	157,811	388,649	407,792

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At September 30, 2010, the balance of land acquired through barter transactions totaled R$ 30,488 (parent company) and R$ 94,095 (consolidated).

As mentioned in Note 10, the balance of financial charges at September 30, 2010 amounts to R$ 92,134 (parent company) and R$ 109,477 (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 14), according to the criteria described in Note 3(u).

 The annual net rate adopted by the Company and its subsidiaries, already taking into consideration the indexes of contracts of obligations for purchase of land, fluctuated between 4.45% and 7.64% in the quarter ended September 30, 2010.

7.    Other accounts receivable

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Current accounts related to real estate ventures (a) (Note 18)	66,339	44,025	158,593	122,889
Advances to suppliers	7,874	4,951	58,410	51,048
Credit assignment receivable	4,093	4,093	7,865	4,087
Credit financing to be released	2,804	2,804	3,678	3,678
Deferred PIS and COFINS	188	372	1,932	2,707
Recoverable taxes	30,005	26,508	55,426	51,226
Advances for future capital increase (b)	646,751	513,692	-	-
Loan (c)	53,296	24,400	-	-
Other	33,916	37,767	47,073	37,140

	845,266	658,612	332,977	272,775

Current portion	764,342	613,186	155,795	141,740
Non-current portion	80,924	45,426	177,182	131,035

(a)   The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. Such operations aim at simplifying the business relationships that require the joint management of intercompany amounts payable, and accordingly, the control over the movement of intercompany amounts granted, which offset at the closing of current account, not having fixed duration or levying interest on the outstanding balance. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

As mentioned in Note 1, on June 29, 2009, Gafisa and Tenda entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate ventures”), payable in 36 monthly installments from March 2010 to March

2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

(b)   As of September 30, 2010, the amount of advances for future capital increase given by Gafisa to its subsidiary Tenda is R$492,728 (R$357,255 at June 30, 2010). The remaining balance refers to advances for future capital increase given to several SPEs, which are annually paid in.

(c)   The intercompany loans of the Company and its subsidiaries, shown below, are made due to the need of cash to carry out subsidiaries’ activities, being subject to the indicated financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market standard practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and type of the loan receivable by the Company is shown below.

	Parent company		Type	Interest rate
	09/30/2010	06/30/2010
Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	1,653	1,566	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	6,306	5,456	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	293	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos Imobiliários Ltda.	1,416	1,335	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-50 Empreendimentos Imobiliários Ltda.	4,686	4,503	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Empreendimentos Imobiliários Ltda.	2,733	2,593	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	531	504	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Empreendimentos Imobiliários Ltda.	580	412	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	950	914	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	2,212	1,814	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	905	872	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	4,159	4,008	Construction	3% p.a. fixed rate + CDI
Pablo Picasso - Planc Engenharia e Incorporações Ltda.	134	114	Construction	Adjusted by variation of INCC
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	10	9	Construction	4% p.a. fixed rate + CDI
RN Incorporações Ltda	-	-	Construction	12% p.a. fixed rate + IGPM
Acquarelle - Civilcorp Incorporações Ltda.	742	300	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	23,544	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,296	-	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	99	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	47	-	Construction	10% p.a. fixed rate + TR

	53,296	24,400

8.    Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting.

As mentioned in Note 1, in May 2010 the Company approved the merger of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of AUSA. The Merger of Shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and Other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis for the issue price of R$ 20,283 at carrying value.

The Company has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 20% of AUSA in 2012 in cash or shares, at the sole discretion of the Company.

On October 26, 2007, the Company acquired 70% of Cipesa, and Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda.. As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to September 30, 2010, based on the estimated profit before taxes on net income of these SPEs. In the period ended September 30, 2010, the Company amortized negative goodwill amounting to R$ 2,651 arising from the acquisition of these SPEs (September 30, 2009 - R$ 7,008).

On October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394, of which R$ 157,600 in the period ended September 30, 2009.

On December 30, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 share of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844.

(a)     Ownership interests

(i)      Information on investees

	Interest - %		Shareholders’ equity		Net income (loss) for the period
Investees	9/30/2010	6/30/2010	9/30/2010	6/30/2010	9/30/2010	9/30/2009
Construtora Tenda S.A.	100	100	1,193,164	1,168,002	70,440	55,711
SPE Cotia	-	-	-	-	-	272
Alphaville Urbanismo S.A.	60	60	155,602	133,620	54,795	19,359
Shertis Emp. Part. S.A.	100	100	32,776	28,578	6,791	-
Gafisa FIDC.	100	100	16,854	16,476		-
Cipesa Empreendimentos Imobiliários S.A.	100	100	47,099	45,307	4,353	(992)
Península SPE1 S.A.	50	50	(3,037)	(3,102)	1,083	(3,009)
Península SPE2 S.A.	50	50	272	729	262	82
Res. das Palmeiras SPE Ltda.	100	100	2,412	2,395	76	6
Villaggio Panamby Trust S/A	50	50	4,202	4,218	(77)	(616)
Dolce Vita Bella Vita SPE S/A	50	50	3,812	3,894	3,480	903
DV SPE S.A.	50	50	1,916	1,901	49	939
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,466	6,287	464	488
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	7,419	8,495	(54)	(893)
Jardim I Plan., Prom.Vd Ltda.	100	100	7,958	14,086	(201)	(1,331)
Jardim II Plan., Prom.Vd Ltda.	100	100	770	880	1,602	(1,683)
Saíra Verde Emp. Imob. Ltda.	70	70	570	610	86	(317)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,568	19,116	413	(747)
Verdes Praças Inc.Im.SPE Ltda	100	100	26,597	26,977	94	(553)
Gafisa SPE 32 Emp. Im. Ltda.	80	80	9,147	7,990	3,313	584
Gafisa SPE 35 Emp. Im. Ltda.	100	100	4,898	5,758	449	(1,334)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	6,335	7,100	857	(1,454)
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,334	4,321	210	(400)
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,319	9,228	563	595
Gafisa SPE 39 Emp. Im. Ltda.	100	100	4,939	9,212	318	1,314
Gafisa SPE 40 Emp. Im. Ltda.	50	50	8,516	6,933	299	237
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,070	32,729	588	(5,178)
Gafisa SPE 42 Emp. Im. Ltda.	100	100	6,413	9,975	(4,607)	2,357
Gafisa SPE 44 Emp. Im. Ltda.	40	40	3,581	3,581	(6)	(150)
Gafisa Vendas Int. Imob. Ltda	100	100	-	2,106	(1,812)	(1,570)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	2,284	2,149	(1,939)	(1,713)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	16,619	16,278	(409)	(255)
Gafisa SPE 48 S.A.	-	-	-	-	-	1,674
Gafisa SPE 49 Emp. Im. Ltda.	100	100	296	297	(8)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	80	80	13,849	13,854	1,750	3,354
Gafisa SPE 51 Emp. Im. Ltda.	-	-	-	-	-	8,096
Gafisa SPE 53 Emp. Im. Ltda.	80	80	9,370	6,303	3,445	1,847
Gafisa SPE 55 S.A.	-	-	-	-	-	2,776
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(6)	(6)	(1)	(3)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(19)	(19)	(1)	(3)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	10,559	5,274	3,308	605
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	-	(92)
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,747	1,899	(341)	(247)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	12,926	12,933	(17)	(63)
Gafisa SPE 71 Emp. Im. Ltda.	80	80	9,852	7,092	5,744	1,776
Gafisa SPE 72 Emp. Im. Ltda.	80	80	1,796	1,275	637	(238)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	8,175	2,659	(1,570)	(52)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(335)	(335)	3	(13)
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(76)	(77)	(3)	(45)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	83	83	(1)	(1)
Gafisa SPE 77 Emp. Im. Ltda.	-	-	-	-	-	-
Gafisa SPE 78 Emp. Im. Ltda.	100	100	-	-	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(16)	(16)	(14)	(2)
Gafisa SPE 80 S.A.	100	100	(7)	(7)	(5)	(2)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	1,137	(829)	1,136	-
Gafisa SPE 82 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(103)	(11)	(98)	-
Gafisa SPE 84 Emp. Im. Ltda.	100	100	14,480	14,007	1,015	2,871
Gafisa SPE 85 Emp. Im. Ltda.	80	80	22,712	16,418	15,529	3,304
Berverly HillsSPE Emp Im.Ltda.	-	-	-	-	-	(228)
Gafisa SPE 87 Emp. Im. Ltda.	100	100	5	(276)	(56)	-
Gafisa SPE 88 Emp. Im. Ltda.	100	100	14,091	16,869	1,552	3,865
Gafisa SPE 89 Emp. Im. Ltda.	100	100	47,944	43,324	11,049	6,316
Gafisa SPE 90 Emp. Im. Ltda.	100	100	1,621	2,069	2,384	-
Gafisa SPE 91 Emp. Im. Ltda.	100	100	(1,203)	1	(1,204)	-
Gafisa SPE 92 Emp. Im. Ltda.	80	80	3,917	41	1,214	(108)
Gafisa SPE 93 Emp. Im. Ltda.	100	100	716	526	504	(27)
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	(2)
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	(4)
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	(64)
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	6	-	1
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	(39)
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	(26)
Gafisa SPE 100 Emp. Im. Ltda.	-	70	-	1,800	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(4)	(4)	(5)	-
Gafisa SPE 102 Emp. Im. Ltda.	80	80	8	1	7	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	(44)
Gafisa SPE 104 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	5,161	5,215	5,606	-
Gafisa SPE 107 Emp. Im. Ltda.	100	100	5,640	6,736	6,995	-
Gafisa SPE 109 Emp. Im. Ltda.	100	100	208	835	(1,591)	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100	(220)	1	(221)	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	(123)	1	(124)	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	1	1	-	-
O Bosque Empr. Imob. Ltda.	60	60	8,791	8,791	(70)	(811)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	271	94	3,550	(5,881)
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(308)	1,423	(852)	767
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	17,809	12,653	5,648	7,829
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	1,381	1,386	(12)	(1)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	19,106	12,821	9,488	438
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	29,187	18,081	14,302	1,266
Dubai Residencial Emp Im. Ltda.	50	50	16,063	12,439	5,783	683
Costa Maggiore Emp. Im. Ltda.	50	50	13,925	8,703	7,281	1,374
City Park Brotas Emp. Imob. Ltda.	50	50	2,038	1,801	432	826
City Park Acupe Emp. Imob. Ltda.	50	50	2,329	1,955	715	809
Patamares 1 Emp. Imob. Ltda	50	50	5,997	6,026	618	-
Acupe Exclusive Emp. Imob. Ltda.	50	50	252	300	(136)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	3,454	227	4,778	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,249	1,249	(2)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	9,182	3,890	11,124	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,627	2,627	(2)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	24,531	16,690	8,596	-
Graça Emp. Imob. SPE Ltda	50	50	775	(332)	(431)	-
Varandas Grand Park Emp. Im. Ltda.	50	50	2,223	1,929	2,222	-
FIT 13 SPE Emp. Imob. Ltda	50	50	16,791	15,456	2,506	-
SPE Pq Ecoville Emp Im S.A.	50	-	3,592	-	(1,094)	-
Apoena SPE Emp Im S.A.	50	-	3,697	-	(413)	-

 (ii)    Recorded balances

	Interest - %		Investments		Equity in earnings (losses)
Investees	9/30/2010	6/30/2010	9/30/2010	6/30/2010	9/30/2010	9/30/2009
Construtora Tenda S.A.	100	100	1,193,164	1,168,002	73,441	35,577
SPE Cotia	-	-	-	-	-	136
Alphaville Urbanismo S.A.	60	60	93,361	80,172	33,306	12,081
Shertis Emp. Part. S.A.	100	100	32,776	28,578	6,791	-
Cipesa Holding	100	100	47,099	45,307	4,353	(992)

			1,333,624	1,293,481	117,891	46,802

Península SPE1 S.A.	50	50	(1,519)	(1,551)	541	(1,505)
Península SPE2 S.A.	50	50	136	364	131	41
Res. das Palmeiras SPE Ltda.	100	100	2,412	2,395	76	6
Villaggio Panamby Trust S/A	50	50	2,101	2,109	(38)	(308)
Dolce Vita Bella Vita SPE S/A	50	50	1,906	1,947	1,740	451
DV SPE S.A.	50	50	958	951	24	470
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,466	6,287	464	488
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	3,339	3,824	(24)	(1,013)
Jardim I Plan., Prom.Vd Ltda.	100	100	7,958	14,086	(201)	(1,331)
Jardim II Plan., Prom.Vd Ltda.	100	100	770	880	1,602	(1,683)
Saíra Verde Emp. Imob. Ltda.	70	70	399	427	60	(222)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,568	19,116	413	(747)
Verdes Praças IncImSPE Ltda	100	100	26,597	26,977	94	(553)
Gafisa SPE 32 Emp. Im. Ltda.	80	80	7,318	6,392	2,650	233
Gafisa SPE 35 Emp. Im. Ltda.	100	100	4,898	5,758	449	(1,334)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	6,335	7,100	857	(1,454)
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,334	4,321	210	(400)
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,319	9,228	563	595
Gafisa SPE 39 Emp. Im. Ltda.	100	100	4,939	9,212	318	2,565
Gafisa SPE 40 Emp. Im. Ltd	50	50	4,258	3,467	149	(26)
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,070	32,729	588	(5,178)
Gafisa SPE 42 Emp. Im. Ltd	100	100	6,413	9,975	(4,607)	1,180
Gafisa SPE 44 Emp. Im. Ltd	40	40	1,432	1,432	(2)	(60)
Gafisa Vendas Int. Imob. Ltda	100	100	-	2,106	(1,812)	(1,570)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	1,370	1,289	(1,163)	(1,171)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	13,295	13,022	(327)	(204)
Gafisa SPE 48 S.A.	-	-	-	-		993
Gafisa SPE 49 Emp. Im. Ltda.	100	100	296	297	(8)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	80	80	11,079	11,083	1,400	2,495
Gafisa SPE 51 Emp. Im. Ltda.	-	-	-	-		7,411
Gafisa SPE 53 Emp. Im. Ltda.	80	80	7,496	5,042	2,756	1,116
Gafisa SPE 55 S.A.	-	-	-	-	-	2,776
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(6)	(6)	(1)	(3)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(19)	(19)	(1)	(3)
Gafisa SPE 65 Emp. Im. Ltda..	80	80	8,447	4,219	2,646	187
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	-	-
Gafisa SPE 69 Emp. Im. Ltda	100	100	1,747	1,899	(341)	(247)
Gafisa SPE 70 Emp. Im. Ltda	55	55	7,109	7,113	(9)	(34)
Gafisa SPE 71 Emp. Im. Ltda	80	80	7,882	5,675	4,595	1,188
Gafisa SPE 72 Emp. Im. Ltda..	80	80	1,436	1,020	510	328
Gafisa SPE 73 Emp. Im. Ltda.	80	80	6,540	2,127	(1,256)	(501)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(335)	(335)	3	(13)
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(76)	(77)	(3)	(45)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	41	42	-	-
Gafisa SPE 77 Emp. Im. Ltda.	-	-	-	-	-	4,139
Gafisa SPE 78 Emp. Im. Ltda.	-	-	-	-	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(16)	(16)	(14)	(2)

Gafisa SPE 80 S.A..	100	100	(7)	(7)	(5)	(2)
Gafisa SPE 81 Emp. Im. Ltda	100	100	1,137	(829)	1,136	-
Gafisa SPE 82 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(103)	(11)	(98)	-
Gafisa SPE 84 Emp. Im. Ltda	100	100	14,480	14,007	1,015	2,871
Gafisa SPE 85 Emp. Im. Ltda	80	80	18,169	13,134	12,424	2,443
Berverly HillsSPE Emp ImLtda	-	-	-	-	-	(269)
Gafisa SPE 87 Emp. Im. Ltda	100	100	5	(276)	(56)	-
Gafisa SPE 88 Emp. Im. Ltda	100	100	14,091	16,869	1,552	4,885
Gafisa SPE 89 Emp. Im. Ltda	100	100	47,944	43,324	11,049	6,316
Gafisa SPE 90 Emp. Im. Ltda	100	100	1,621	2,069	2,384	-
Gafisa SPE 91 Emp. Im. Ltda.	100	100	(1,203)	1	(1,204)	-
Gafisa SPE 92 Emp. Im. Ltda.	80	80	3,134	33	971	(108)
Gafisa SPE 93 Emp. Im. Ltda.	100	100	716	526	504	(27)
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	(2)
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	(4)
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	(64)
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	6	-	1
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	(39)
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	(26)
Gafisa SPE 100 Emp. Im. Ltda	-	70	-	1,260	(186)	-
Gafisa SPE 101 Emp. Im. Ltd.	100	100	(4)	(4)	(5)	-
Gafisa SPE 102 Emp. Im. Ltda	80	80	6	1	5	-
Gafisa SPE 103 Emp. Im. Ltda	100	100	(40)	(40)	-	(44)
Gafisa SPE 104 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda	100	100	5,161	5,215	5,606	-
Gafisa SPE 107 Emp. Im. Ltda	100	100	5,640	6,736	6,995	-
Gafisa SPE 109 Emp. Im. Ltda	100	100	208	835	(1,591)	-
Gafisa SPE 110 Emp. Im. Ltda	100	100	(220)	1	(221)	-
Gafisa SPE 111 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 112 Emp. Im. Ltda	100	100	(123)	1	(124)	-
Gafisa SPE 113 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 117 Emp. Im. Ltda	100	100	1	1	-	-
Gafisa SPE 118 Emp. Im. Ltda	100	100	1	1	-	-
O Bosque Empr. Imob. Ltda.	60	60	5,275	5,275	(42)	260
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	136	47	1,775	(2,940)
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(154)	712	(426)	(309)
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	8,905	6,327	2,824	3,915
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	690	693	(6)	(1)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	9,553	6,410	5,537	552
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	14,594	9,039	7,204	633
Dubai Residencial Emp Im. Ltda.	50	50	8,031	6,220	2,892	825
Costa Maggiore Emp. Im. Ltda	50	50	6,963	4,352	4,930	(295)
City Park Brotas Emp. Imob. Ltda.	50	50	1,019	900	216	413
City Park Acupe Emp. Imob. Ltda.	50	50	1,164	977	358	404
Patamares 1 Emp. Imob. Ltda	50	50	2,998	3,013	309	-
Acupe Exclusive Emp. Imob. Ltda.	50	50	126	150	(68)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	1,727	113	2,389	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	625	624	(1)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	4,591	1,945	4,932	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,314	1,314	(1)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	12,266	8,345	4,298	-
Graça Emp. Imob. SPE Ltda	50	50	387	(166)	(215)	-
Varandas Grand Park Emp. Im. Ltda.	50	50	1,112	965	1,111	-

FIT 13 SPE Emp. Imob. Ltda	50	50	8,392	7,725	1,253	-
SPE Pq Ecoville Emp Im S.A.	50	-	1,796	-	(547)	-
Apoena SPE Emp Im S.A.	50	-	1,848	-	(206)	-
Gafisa FIDC.	100	100	16,854	16,476	-	-

			470,178	434,672	91,699	26,440

Provision for loss on investments			3,961	3,472		-

			1,807,764	1,731,625	209,590	73,242

Other investments (*)			339,984	344,706

Total investments			2,147,748	2,076,331

 (*)   As a result of the setting up in January 2008 of a special partnership (SCP), the Company started to hold quotas in such partnership that totaled R$ 339,984 at September 30, 2010 (June 30, 2010 – R$ 344,706), as described in Note 12.

(b)   Negative goodwill on acquisition of subsidiaries

			Net
	Cost	Accumulated amortization	9/30/2010	06/30/2010
Negative goodwill
Redevco	(31,235)	24,478	(6,757)	(8,045)

9.    Intangible assets

         Goodwill on acquisition of subsidiaries

			Consolidated
			09/30/2010	06/30/2010
	Cost	Accumulated amortization	Net
Goodwill
AUSA	170,941	(18,085)	152,856	152,856
Cipesa	40,686	-	40,686	40,686
Other	5,240	(3,911)	665	1,329

	216,867	(21,997)	194,207	194,871

Other intangible assets (a)			15,480	16,280

			209,687	211,151

(a)   Refers to expenditures on acquisition and implementation of information systems and software licenses, net of amortization.

10.  Loans and financing

		Parent company		Consolidated
Type of operation	Annual interest rate	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Working capital:
CCB and Other	0.66% to 4.34% + CDI	429,945	532,696	553,489	678,377

National Housing System SFH (a)	TR + 8.3 % to 12.0%	342,272	293,173	607,685	499,186

		772,217	825,869	1,161,174	1,177,563

Current portion		552,135	642,401	789,331	825,382
Non-current portion		220,082	183,468	371,843	352,181

Rates

▪ CDI – Interbank Deposit Certificate.

▪ TR – Referential Rate.

(a)   Funding for developments – SFH and for working capital correspond to credit lines from financial institutions.

At September 30, 2010, the Company has resources approved to be released for approximately 78 ventures amounting to R$ 421,315 (parent company) and R$ 1,283,872 (consolidated) (not audited) and that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Consolidated non-current portion matures as follows:

	Parent company		Consolidated
Maturity	9/30/2010	6/30/2010	9/30/2010	6/30/2010
2011	38,880	147,833	79,335	229,637
2012	127,766	32,569	208,628	90,540
2013	53,436	3,066	83,880	32,004

	220,082	183,468	371,843	352,181

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties (amount of R$ 2,824,262 – not audited), which cover the following guarantees: (a) to creditors of the payment related to the purchase of land, (b) to clients who purchase the units related to the delivery of the real estate, and (c) to the creditor for the purchase of interest in real estate ventures.

Additionally, the consolidated balance of accounts pledged in guarantee totals R$ 527,211 at September 30, 2010 (R$ 507,858 at June 30, 2010) (Note 4).

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below for the period ended September 30, 2010 and 2009:

	Parent company		Consolidated
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Gross financial charges	178,773	168,581	265,760	230,550
Capitalized financial charges	(73,835)	(42,720)	(105,378)	(71,214)

Net financial charges	104,938	125,861	160,382	159,336

Financial charges included in
Properties for Sale:

Opening balance	69,559	69,208	91,568	84,741
Capitalized financial charges	73,835	42,720	105,378	71,214
Charges appropriated to income	(51,261)	(37,584)	(81,625)	(58,095)

Closing balance	92,133	74,344	115,321	97,860

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 09/30/2010

01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

11.  Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allowed it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allowed it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used in the finance of real estate ventures focused only on the popular segment and that meet the eligibility criteria.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features.

Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as shown below.

				Parent company		Consolidated

Program/placements	Principal	Annual	Final maturity	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Second program / First placement	240,000	CDI + 3.25%	September 2011 (called away in September 2010)	-	149,049	-	149,049
Third program / First placement	250,000	107.20% CDI	May 2013	260,057	252,916	260,057	252,916
Sixth placement	250,000	CDI + 1.5%	August 2011 (1st series) and June 2014 (2nd series)	267,425	260,704	267,425	260,704
Seventh placement	600,000	TR + 8.25%	December 2014	612,684	597,465	612,684	597,465
First placement (Tenda)	600,000	TR + 8%	April 2014	-	-	625,802	611,474

				1,140,166	1,260,134	1,765,968	1,871,608

Current portion				188,759	112,134	214,561	123,608
Non-current portion, principal				951,407	1,148,000	1,551,407	1,748,000

Non-current portions mature as follows:

	Parent Company		Consolidated
Maturity	9/30/2010	6/30/2010	9/30/2010	6/30/2010
2011	-	298,000	-	298,000
2012	122,937	125,000	272,937	275,000
2013	422,937	425,000	722,937	725,000
2014	405,533	300,000	555,533	450,000
	951,407	1,148,000	1,551,407	1,748,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5 million and R$ 10 million, respectively, requires the Company to early amortize the first placement of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for taking out the covenant that limited the Company’s net debt to R$ 1.0 billion and increasing the financial flexibility, changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these changes, interest repaid by the Company increased to CDI + 2% to 3.25% per year. The amount payable related to the Second Program was fully settled in September 2010.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants, and at September 30, 2010 and June 30, 2010 are as follows

	9/30/2010	6/30/2010
Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents cannot exceed 75% of shareholders’ equity	30%	21%
Total accounts receivable plus inventory of finished units required to be 2.2 times over the net debt	5.3 times	6.5 times

Seventh placement
EBIT balance is under 1.3 times the net financial expense	-6.6 times	-6 times
Total accounts receivable plus inventory of finished units required to be 2.0 times over or less than zero the net debt and debt of projects	-59.4 times	-17.1 times
Total debt, less debt of projects, less cash and cash equivalents cannot exceed 75% of shareholders’ equity plus noncontrolling interests	-4%	-13%

At September 30, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses

Expenses for placement of debentures and actual interest rates are as follows:

	Transaction	Actual interest	Transaction cost to be
Issuance	cost	rate	appropriated
Fifth issuance	1,179	11.66%	904
Sixth issuance	2,077	Series 1: 12.60%	1,572
		Series 2: 10.88%
Seventh issuance	7,040	11.00%	5,867
Seventh issuance	924	9.79%	678

	11,220		9,021

Current portion			2,623
Non current portion			6,398

12.  Other accounts payable

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Obligation to venture partners (a)	300,000	300,000	380,000	380,000
Credit assignments	80,266	100,724	80,567	104,470
Acquisition of investments	3,094	3,094	21,850	23,327
Other accounts payable	45,504	40,849	127,810	101,771
Rescission disbursement payable and provisions	-	-	31,547	28,163
Dividends obligation to venture	-	-	11,445	14,469
FIDC obligations	-	-	23,326	27,326
Warranty provision	23,827	21,702	35,091	31,165
Provision for loss on investments	3,962	3,471	-	-
Loan with third parties	-	-	28,726	28,089

	456,653	469,840	740,362	738,780

Current portion	155,744	167,684	171,417	217,569
Non-current portion	300,909	302,156	568,945	521,211

(a)        In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. At September 30, 2010, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A quotas held by the Company and 300,000,000 Class B quotas held by other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at September 30, 2010, Obligations to venture partners amounting to R$ 300,000 mature on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partners receive a minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, at September 30, 2010, the amount accrued totaled R$ 5,071. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At September 30, 2010, the SCP and the Company were in compliance with these clauses.

In April 2010, Alphaville Urbanismo S.A. (”Company”) paid in the capital of a Company, the main objective of which is the holding of interests in other companies, which shall have as main objective the development and carry out of real estate ventures. At September 30, 2010, the Company has subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, because of prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, at September 30, 2010, an Obligation to venture partners account is recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, practically equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., taking into consideration that the amount provisioned at September 30, 2010, totaled R$ 6,374. The Company’s Bylaws sets out that certain matters shall be submitted for the approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, allocation of profit, set up and use of any profit reserve, and disposal of assets. At September 30, 2010, the Company is in compliance with the above-described clauses.

13.  Commitments and provision for contingencies

The Company and its subsidiaries are party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses arising from claims in progress.

In the quarter ended September 30, 2010, the changes in the provision for contingencies are summarized as follows:

	Parent company	Consolidated
Balance at June 30, 2010	84,017	129,467
Additions	3,755	10,878
Write-offs	(2,597)	(6,017)
Balance at September 30, 2010	85,175	134,328

(-) Court-mandated escrow deposits	(67,955)	(75,142)
	17,220	59,186

Current portion	8,001	8,001

Non-current portion	9,219	51,185

Tax, labor and civil lawsuits:

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Civil lawsuits (a)	80,811	80,362	98,963	95,963
Tax lawsuits (b)	348	347	12,974	12,663
Labor claims	4,016	3,308	22,391	20,841
	85,175	84,017	134,328	129,467

(-) Court-mandated escrow deposits	(67,955)	(65,601)	(75,142)	(70,485)

Net balance	17,220	18,416	59,186	58,982

(a)   At September 30, 2010, the provisions for contingent liability related to civil lawsuits include R$ 72,806 related to lawsuits in which the Company is included as successor in foreclosure actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies of the group. The plaintiff alleges that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 6,613, are backed by a guarantee insurance, in addition to a judicial deposit amounting to R$ 66,190, in connection with the blocking of Gafisa’s bank accounts; and there is also the blocking of Gafisa’s treasury to guarantee the foreclosure.

The Company is filing appeals against these decisions, as it considers that the inclusion of Gafisa in the lawsuits is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has even obtained favorable decisions in some similar cases, in which it was construed that Gafisa is not eligible to be held liable for the debts of Cimob. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)   The subsidiary AUSA is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 10,869 and is recorded in a provision in the financial information at September 30, 2010.

At September 30, 2010, the Company is monitoring other lawsuits and risks, the likelihood of which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 195,993, calculated based on the estimated loss percentage, that may be incurred by Gafisa, taking into consideration the participation of third parties in the lawsuits for which management believes a provision for loss is not necessary.

(b)     Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities.

As described in Note 4, at September 30, 2010, the Company has resources approved and recorded as restricted cash in guarantee of loans which will be released to the extent ventures progresses in the total amount of R$ 426,987 (parent company) and R$ 527,211 (consolidated) to meet these commitments.

14.  Obligations for purchase of land and advances from clients

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Obligations for purchase of land	146,243	123,351	322,339	312,327
Adjustment to present value	(5,260)	(5,602)	(10,218)	(7,956)
Advances from clients	97,858	91,052	231,666
Development and services				233,961
Barter transactions	30,488	46,783	94,095	103,830

	269,329	255,584	637,882	642,162

Current portion	210,957	208,200	460,470	466,078
Non-current portion	58,372	47,384	177,412	176,084

The present value adjustment accreted to Real estate development operating costs for the quarter ended September 30, 2010 amount to R$ (639) (parent company) and R$ (941) (consolidated), according to the criteria described in Note 3(u).

The annual net rate, already taking into consideration the indexes of contracts of obligations for purchase of land, adopted by the Company and its subsidiary, fluctuated between 4.45% and 7.64% in the quarter ended September 30, 2010.

15.  Shareholders’ equity

15.1.   Capital

At September 30, 2010, the Company's capital totaled R$ 2,729,187, represented by 431,509,499 nominative common shares without par value, 599,486 of which were held in treasury.

In the period ended September 30, 2010, there was no movement in common shares held in treasury.

Securities held in Treasury 09/30/2010
Symbol	GFSA3
Class	-
Type	Common	R$		In thousands of R$
Acquisition date	Amount	Weighted average price	% on outstanding shares	Market value
20/11/2001	599,486	2.8880	0.14%	7,823

(*) Market value calculated based on the closing price at the trading session on September 30, 2010 at R$13.05.

According to the Bylaws, the Company’s capital may be increased without need of amending it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

On April 27, 2010, the distribution of minimum mandatory dividends for 2009 was approved in the amount of R$ 50,716.

On May 27, 2010, the capital increase of R$ 20,283 with the issue of 9,797,792 shares was approved, arising from the merger of the shares of Shertis (Note 1).

In the quarter ended September 30, 2010, the capital increases were approved in the amount of R$ 16,288, related to the stock option plan and the exercise of 2,161,255 common shares.

The change in the number of shares outstanding is as follows:

Common shares – in thousands
June 30, 2010	428,748
Exercise of stock option	2,161

September 30, 2010	430,909

15.2.     Stock option plans

(i)      Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 50% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments in the year ended September 30, 2010.

The Company may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The assumptions adopted for recording the stock option plan for 2009 were the following:  expected volatility of 40%, expected share dividends of 1.91%, and risk-free interest rate at 8.99%.

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 4,949 for the period ended September 30, 2010.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	9/30/2010		6/30/2010
	Number of options (*)	Weighted average exercise price (*)	Number of options (*)	Weighted average exercise price (*)
Options outstanding at the beginning of the period	9,450,774	13.76	10,245,394	12.18
Options granted	17,374	12.10	-	-
Options exercised	(1,676,345)	9.17	(604,678)	6.28
Options expired	-	-	(5,502)	15.33
Options cancelled	(79,430)	15.03	(184,440)	14.59

Options outstanding at the end of the period	7,712,373	13.65	9,450,774	13.76

Options exercisable at the end of the period	996,670		2,518,304	13.59

The analysis of prices is as follows, taking into consideration the split of shares on February 22, 2010:

	Reais
	09/30/2010	06/30/2010

Exercise price per option at the end of the period	4.57-22.79	4.41-22.64

Weighted average exercise price at the option grant date	8.62	8.62

Weighted average market price per share at the grant date	8.10	8.10

Market price per share at the end of the period	13.05	10.80

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

At September 30, 2010, the dilution percentage is 0.27%, corresponding to earnings per share after dilution amounting to R$ 0.2699 (R$ 0.2706 before dilution) (June 30, 2010, dilution at 0.06%).

In the period ended September 30, 2010, the Company recognized the amounts of R$ 5,424 (parent company), and R$ 8,842 (consolidated), in operating expenses. The amounts recognized in the parent company represent the realization of the capital reserve in shareholders’ equity.

(ii)     Tenda

Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot.  In the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interests at 3%.  The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

In the period ended September 30, 2010, Tenda recorded stock option plan expenses amounting to R$ 2,865.

In view of the merger by Gafisa of the total outstanding shares issued by Tenda (Note 8), the stock option plans of Tenda were transferred to the parent company Gafisa, responsible for share issue. At September 30, 2010, the amount of R$11,035, related to the reserve for granting options of Tenda is recognized in the heading Current Accounts related to Real Estate Ventures and in the shareholders’ equity of Gafisa.

 (iii)   AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007. The stock option plan of AUSA was approved on June 26, 2007 at the Annual Shareholders' Meeting and at the Board of Directors’ Meeting held on the same date.

On June 1, 2010, two new stock option plans were issued by the Company for granting of a total of 738 options.

The assumptions adopted in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% and risk-free interest rate at 9.39%

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	09/30/2010		06/30/2010
	Number of options	Weighted average exercise price – Reais	Number of options	Weighted average exercise price – Reais
Options outstanding at the beginning of the period	2,295	8,012.12	1,557	6,843.52
Options granted	-	-	738	10,477.60
Options exercised	-	-	-	-
Options cancelled	-	-	-	-

Options outstanding at the end of the period	2,295	8,012.12	2,295	8,012.12

At September 30, 2010, 1,024 options were exercisable. The exercise prices per option on September 30, 2010 were from R$ 9,673.41 to R$ 10,732.80.

At September 30, 2010, the dilution percentage is 0.0003%, corresponding to earnings per share after dilution amounting to R$ 0.183409 (R$0.183410 before dilution) (June 30, 2010, dilution at 0.0003%).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

16.  Deferred taxes

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

According to CVM Instruction No. 371, of June 27, 2002, the Company, based on a technical study, approved by Management, on the estimate of future taxable income, recognized tax credits on income tax and social contribution loss carryforwards for prior years, which do not have maturity and can be offset up to 30% of annual taxable income. The carrying amount of deferred tax asset is periodically reviewed, whereas projects are reviewed annually; in case there are significant factors that may change such projection, these are reviewed over the year by the Company.

Deferred taxes result from the following:

	Parent company		Consolidated
	09/30/2010	06/30/2010	09/30/2010	06/30/2010
Assets	77,949	73,832	122,935	93,014
Temporary differences - Lalur
Income tax and social contribution loss carryforwards	44,254	38,894	174,205	143,114
Tax credits from downstream	778	1,557	8,251	11,068
Temporary differences - CPC	52,099	51,950	62,397	64,497

	175,080	166,233	367,788	311,693
Liabilities	87,847	86,813	87,847	86,813
Negative goodwill
Temporary differences - CPC	26,882	26,328	39,586	33,185
Differences between income taxed
on cash basis and recorded on	108,938	105,225	355,940	364,455

	223,667	218,366	483,373	484,453

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the corresponding projects are completed.

Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Management considers that deferred tax assets arising from temporary differences will be realized at the extent the contingencies and events are settled.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution loss carryforwards of the parent company and Tenda is:

	Parent company	Consolidated
2010	-	-
2011	9,605	17,606
2012	34,649	51,979
2013	-	18,455
2014	-	33,927
Other	-	52,238
Total	44,254	174,205

The reconciliation of the statutory to effective tax rate for the periods ended September 30, 2010 and 2009:

	Consolidated
	9/30/2010	9/30/2009
Income before taxes on income and profit sharing	372,065	276,593
Income tax calculated at the standard rate - 34%	(126,502)	(94,042)
Net effect of subsidiaries taxed on presumed profit regime	75,043	35,766
Amortization of negative goodwill	-	(5,203)
Tax losses (negative tax basis used)	115	115
Stock option plan	(3,006)	(5,966)
Other permanent differences	(683)	4,426
	(55,033)	(64,904)

(a)     Adherence to the “Crisis Tax Recovery Program” (Crisis Refis)

Pursuant to Law No. 11,941/2009 of May 27, 2009 and the Provisional Measure No. 470/2009 of October 13, 2009, the Company and its subsidiaries submitted the Request for Special Installment Payment - “REFIS IV” to the Federal Revenue Service, with the migration of the debt balance of the Extraordinary Installment Payment of the Ministry of Finance (PAEX) and inclusion of the lawsuits ended against the Federal Revenue Service amounting to R$ 25,120. Such Law and Provisional Measure establish a reduction in fine, interest, legal charges and payment with tax loss. The Company opted for the cash payment of tax debts amounting to R$ 17,304, and the consolidated gain with the adherence to Refis amounted to R$ 3,999. The total portion payable in installment amounted to R$ 6,818, divided into 180 monthly installments, the minimum installment starting from September 2009 until the consolidation of the debt plus interest corresponding to the monthly variation of SELIC.

The Company is required to make regular tax and contribution payments, in installments and in cash, as basic condition for maintaining the installment payment and its conditions. At September 30, 2010, Company is in compliance with the payments.

17.  Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. Management of these instruments is made through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management.

The Company’s and its subsidiaries operations are subject to the risk factors described below:

 (a)    Risk considerations

(i)      Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, the Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units at September 30, 2010. There was no significant concentration of credit risks related to clients for this period.

(ii)     Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In the period ended September 30, 2009 the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

 (iii)   Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

 (iv)   Capital structure risk (or financial risk)

It arises from the choice between own (capital contribution and retained earnings) and third-party capital that the Company and its subsidiaries make to finance their operations. In order to mitigate liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the levels of indebtedness according to the market standards and the fulfillment of indices (covenants) provided for in loan, finance and debenture contracts.

 (b)    Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i)      Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented on the quarterly information (Note 4). The contracted rates reflect usual market conditions.

Investment funds in which the Company has an exclusive interest make transactions with derivatives, among others. As mentioned in Note 4, the amount accounted for investment funds is recorded at market value at September 30, 2010.

(ii)     Loans, financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation as amortized cost. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans, financing and debentures obtained are presented in Notes 10 and 11. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the quarterly information.

(c)     Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Instruction No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

At September 30 and June 30, 2010, the Company has the following financial instruments:

a)   Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificate (CDI)

b)  Loans and financing and debentures linked to the Referential Rate (TR)

c)   Receivables from clients and properties for sale, linked to the National Civil Construction Index (INCC)

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II: Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III: Remote – 50% decrease in the risk variables used for pricing

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Management. In addition, two other scenarios are described as provided for by CVM, through Instruction No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

At September 30, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/Drop of CDI	46,864	(23,432)	23,432	(46,864)
Loans and financing	High/Drop of CDI	(26,565)	13,282	(13,282)	26,565
Debentures	High/Drop of CDI	(25,435)	12,718	(12,718)	25,435

Net effect of CDI variation		(5,136)	2,568	(2,568)	5,136

Loans and financing	High/Drop of TR	(2,548)	1,274	(1,274)	2,548
Debentures	High/Drop of TR	(5,182)	2,591	(2,591)	5,182

Net effect of TR variation		(7,730)	3,865	(3,865)	7,730

Clients	High/Drop of INCC	99,428	(49,714)	49,714	(99,428)
Inventory	High/Drop of INCC	49,385	(24,693)	24,693	(49,385)

Net effect of INCC variation		148,813	(74,407)	74,407	(148,813)

At June 30, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/Drop of CDI	67,647	(33,824)	33,824	(67,647)
Loans and financing	High/Drop of CDI	(32,379)	16,189	(16,189)	32,379
Debentures	High/Drop of CDI	(29,571)	14,785	(14,785)	29,571

Net effect of CDI variation		5,697	(2,849)	2,849	(5,697)

Loans and financing	High/Drop of TR	(1,618)	809	(809)	1,618
Debentures	High/Drop of TR	(4,281)	2,140	(2,140)	4,281

Net effect of TR variation		(5,898)	2,949	(2,949)	5,898

Clients	High/Drop of INCC	76,223	(38,111)	38,111	(76,223)
Inventory	High/Drop of INCC	44,629	(22,315)	22,315	(44,629)

Net effect of INCC variation		120,852	(60,426)	60,426	(120,852)

18.  Related parties

18.1.     Transaction with related parties – Current Account operations

	Current account	Parent company		Consolidated
	Condominium and consortia	9/30/2010	6/30/2010	9/30/2010	6/30/2010
A116	Alpha 4	(3,358)	(4,020)	(3,358)	(4,020)
A146	Consórcio Ezetec & Gafisa	5,713	1,801	5,713	1,801
A166	Consórcio Ezetec Gafisa	9,318	1,290	9,318	1,290
A175	Cond Constr Empr Pinheiros	3,101	3,066	3,101	3,066
A195	Condomínio Parque da Tijuca	(994)	(783)	(994)	(783)
A205	Condomínio em Const. Barra First Class	1,663	1,367	1,663	1,367
A226	Civilcorp	3,899	2,062	4,641	2,062
A255	Condomínio do Ed Barra Premium	1,313	1,261	1,313	1,261
A266	Consórcio Gafisa Rizzo	(2,509)	(2,611)	(2,509)	(2,611)
A286	Evolucao Chacara das Flores	9	9	9	9
A315	Condomínio Passo da Patria II	563	563	563	563
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(4,048)	(4,283)	(4,048)	(4,283)
A475	Condomínio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,338	2,488	2,338	2,488
A536	Consórcio SISPAR & Gafisa	12,684	11,198	12,684	11,198
A575	Cd. Advanced Ofs Gafisa-Metro	(1,754)	(1,325)	(1,754)	(1,325)
A606	Condomínio ACQUA	(1,501)	(2,586)	(1,501)	(2,586)
A616	Cond.Constr.Living	(1,939)	(2,344)	(1,939)	(2,344)
A666	Consórcio Bem Viver	2,663	(391)	2,663	(391)
A795	Cond.Urbaniz.Lot Quintas Rio	(8,086)	(7,595)	(8,086)	(7,595)
A815	Cond.Constr. Homem de Melo	81	81	81	81
A946	Consórcio OAS Gafisa - Garden	390	292	390	292
B075	Cond. de const. La Traviata	(1,248)	(869)	(1,248)	(869)
B125	Cond. Em Constr LACEDEMONIA	57	29	57	29
B226	Evolucao New Place	(672)	(675)	(672)	(675)
B236	Consórcio Gafisa Algo	722	678	722	678
B256	Columbia Outeiro dos Nobres	(103)	(153)	(103)	(153)
B336	Evolucao - Reserva do Bosque	14	14	14	14
B346	Evolucao Reserva do Parque	47	38	47	38
B496	Consórcio Gafisa&Bricks	668	656	668	656
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	253	269	253	269
B746	Evolucao Ventos do Leste	150	159	150	159
B796	Consórcio Quatro Estações	(280)	(1,323)	(280)	(1,323)
B905	Cond em Const Sampaio Viana	972	972	972	972
B945	Cond. Constr Monte Alegre	1,430	1,429	1,430	1,429
B965	Cond. Constr.Afonso de Freitas	1,654	1,653	1,654	1,653
B986	Consórcio New Point	1,093	1,097	1,093	1,097
C136	Evolução - Campo Grande	573	584	573	584
C175	Condomínio do Ed Oontal Beach	(1,615)	(1,165)	(1,615)	(1,165)
C296	Consórcio OAS Gafisa - Garden	5,762	6,050	5,762	6,050
C565	Cond Constr Infra Panamby	(86)	(90)	(86)	(90)
C575	Condomínio Strelitzia	(1,877)	(1,391)	(1,877)	(1,391)
C585	Cond Constr Anthuriun	1,577	1,967	1,577	1,967
C595	Condomínio Hibiscus	2,186	2,753	2,186	2,753
C605	Cond em Constr Splendor	(1,856)	(1,856)	(1,856)	(1,856)
C615	Condomínio Palazzo	(4,442)	(1,775)	(4,442)	(1,775)
C625	Cond Constr Doble View	(4,922)	(4,717)	(4,922)	(4,717)
C635	Panamby - Torre K1	(512)	129	(512)	129
C645	Condomínio Cypris	(3,219)	(2,798)	(3,219)	(2,798)
C655	Cond em Constr Doppio Spazio	(2,716)	(2,659)	(2,716)	(2,659)
C706	Consórcio Res. Sta Cecília	11,454	11,435	11,454	11,435
D076	Consórcio Planc e Gafisa	(120)	690	14	690
D096	Consórcio Gafisa&Rizzo (susp)	1,030	1,418	1,030	1,418
D116	Consórcio Gafisa OAS - Abaeté	(14,319)	5,596	(14,319)	5,596
D535	Cond do Clube Quintas do Rio	1	1	1	1
D886	Cons OAS-Gafisa Horto Panamby	(33,462)	(33,799)	(33,462)	(33,799)
D896	Consórcio OAS e Gafisa – Horto Panamby	5,845	5,845	5,845	5,845
E116	Consórcio Ponta Negra – Ed Marseille	(9,967)	(9,737)	(9,967)	(9,737)
E126	Consórcio Ponta Negra – Ed Nice	(5,835)	(5,462)	(5,835)	(5,462)
E166	Manhattan Square	4,063	2,841	4,063	2,841
E336	Cons. Eztec Gafisa Pedro Luis	3,354	(9,755)	3,354	(9,755)
E346	Consórcio Planc Boa Esperança	1,568	1,308	5,727	1,308
E736	Consórcio OAS e Gafisa – Tribeca	(19,536)	(15,505)	4,008	(15,505)
E746	Consórcio OAS e Gafisa – Soho	15,729	12,993	18,171	12,993
E946	Consórcio Gafisa	(77)	(77)	(77)	(77)
F178	Consórcio Ventos do Leste	158	148	159	148
S016	Bairro Novo Cotia	9,509	9509	9,509	9509
S026	Bairro Novo Camaçari	1,260	1260	1,260	1260
		(16,031)	(22,587)	14,991	(22,587)

	Current account	Parent company		Consolidated
	Condominium and consortia	9/30/2010	6/30/2010	9/30/2010	6/30/2010
	GAF - GAFISA + MERGED COMPANIES
	Vida Participação – Construtora Tenda	45,127	45,127	-	-
0010	Gafisa SPE 10 SA	(881)	(711)	(881)	(711)
0060	Gafisa Vendas I.Imob Ltda	2,553	2,384	2,553	2,384
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
		21,799	21,800	(23,328)	(23,327)

	SPEs	9/30/2010	6/30/2010	9/30/2010	6/30/2010
0020	Alphaville Urbanismo	-	13,270	8,941	-
0030	Construtora Tenda	12,485	(5,043)	124,570	144,313
0040	Bairro Novo Emp Imob S.A.	(296)	1,968		-
0050	Cipesa Empreendimentos Imobil.	(387)	404	(196)	404
A010	The House	84	84	-	-
A020	GAFISA SPE 46 EMPREEND IMOBILI	4,606	13,914	1,796	-
A070	GAFISA SPE 40 EMPR.IMOB LTDA	187	1,028	57	290
A180	VISTTA IBIRAPUERA	(74)	(74)	(74)	(70)
A290	Blue II Plan. Prom e Venda Lt	(19,255)	(2,612)	-	-
A300	SAÍ AMARELA S/A	(1,144)	(1,144)	-	-
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,609	2,783	-	2,783
A340	London Green	9	9	9	9
A350	GAFISA SPE-35 LTDA	(1,359)	(3,183)	-	1
A410	GAFISA SPE 38 EMPR IMOB LTDA	(7,222)	4,808	-	-
A420	LT INCORPORADORA SPE LTDA.	(1,132)	(1,249)	-	-
A490	RES. DAS PALMEIRAS INC. SPE LT	(434)	649	378	649
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(22,935)	(20,321)	105	-
A630	Dolce VitaBella Vita SPE SA	176	176	67	176
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	166	-	166
A680	GAFISA SPE 22 LTDA	(3,282)	731	-	-
A720	CSF Prímula	-	(2,400)	-	-
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(1,830)	(2,117)	-	1,801
A750	CSF SANTTORINO	149	149	149	149
A800	DV SPE SA	(578)	(578)	-	-
A870	GAFISA SPE 48 EMPREEND IMOBILI	(1,197)	(622)	5	-
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(246)	(183)	20	-
B040	Jardim II Planej.Prom.Vda.Ltda	2,883	328	-	-
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	(2,558)	1,424	(121)	1,424
B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	(407)	(430)	-	-
B430	GAFISA SPE 36 EMPR IMOB LTDA	12,269	16,419	-	-
B440	GAFISA SPE 47 EMPREEND IMOBILI	65	(335)	79	-
B590	SUNPLACE SPE LTDA	(2,655)	(181)	(21)	-
B600	SUNPLAZA PERSONAL OFFICE	(21)	(21)	-	-
B630	Sunshine SPE Ltda.	(81)	944	(153)	944
B640	GAFISA SPE 30 LTDA	(11,378)	(12,214)	-	-
B760	Gafisa SPE-50 Empr. Imob. Ltda	(524)	(2,000)	4,686	-
B800	TINER CAMPO BELO I EMPR.IMOBIL	2,371	(30,944)	-	-
B830	GAFISA SPE-33 LTDA	(1,893)	3,011	-	-
B950	COND.AFONSO DE FREITAS	(798)	(798)	-	-
C010	Jardim I Planej.Prom.Vda. Ltda	(1,309)	5,275	-	1,664
C040	PAULISTA CORPORATE	50	50	50	50
C070	VERDES PRAÇAS INC.IMOB SPE LT	(24,556)	(1,943)	(49)	-
C080	OLIMPIC CONDOMINIUM RESORT	(109)	(22,706)	(109)	-
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	7,513	(1,016)	-	-
C150	PENÍNSULA I SPE SA	(3,083)	(2,548)	(984)	516
C160	PENÍNSULA 2 SPE SA	4,428	4,478	567	-
C180	Blue I SPE Ltda.	2,725	5,357	-	2,140
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	-	-
C230	Blue II Plan Prom e Venda Lt	(3)	(3)	-	-
C250	GRAND VALLEY	123	123	123	123
C370	OLIMPIC CHAC. SANTO ANTONIO	81	81	81	81
C400	FELICITA	5	5	5	5
C410	Gafisa SPE-55 Empr. Imob. Ltda	(1,883)	67	199	67
C440	Gafisa SPE 32	42	(1,765)	2,733	-
C460	CYRELA GAFISA SPE LTDA	-	2,984	-	-
C480	Alto da Barra de São Miguel	(118)	(118)	-	-
C490	Unigafisa Part SCP	68,773	41,406	-	-
C510	PQ BARUERI COND - FASE 1	4	6	-	-
C540	Villagio Panamby Trust SA	(1,439)	(678)	(415)	(678)
C550	DIODON PARTICIPAÇÕES LTDA.	(11,171)	(5,491)	-	-
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	-	-
C800	GAFISA SPE 44 EMPREEND IMOBILI	400	400	145	400
C850	Sitio Jatiuca Emp. Imob. S	-	-	-	-
C860	Spazio Natura Emp. Imob. Ltd	(5)	(5)	-	-
C870	SOLARES DA VILA MARIA	7	7	-	7
D080	O Bosque Empreend. Imob. Ltda	177	177	177	177
D100	GAFISA SPE 65 EMPREEND IMOB LTD	892	948	1,416	259
D280	Cara de Cão	-	(7,870)	-	-
D340	Laguna Di Mare – fase 2	6,599	(2,246)	6,599	-
D590	GAFISA SPE-72	1,345	1,664	850	-
D620	Gafisa SPE-52 E. Imob. Ltda	-	143	-	143
D630	GPARK ÁRVORES - FASE 1	-	(5,625)	-	-
D730	Gafisa SPE-32 Ltda	2,220	2,220	(542)	-
D940	Terreno Ribeirão / Curupira	-	1,352	-	-
E080	TERRENO QD C-13 LOTE CENTRAL	137	137	137	137
E210	UNIDADE AVULSA HOLLIDAY SALVA	225	(225)	-	-
E240	Edif Nice	(95)	(95)	-	-
E350	Gafisa SPE-71	13	102	905	50
E360	Zildete	-	1,382	-	-
E380	Clube Baiano de Tênis	856	313	856	-
E410	Gafisa SPE-73	2	2	2,212	-
E440	MADUREIRA - SOARES CALDEIRA	-	4,500	-	-
E550	Gafisa SPE 69 Empreendimertos	(2,285)	3,963	(174)	-
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	-	-
E600	SPE Franere GAF 04	-	(1,500)	-	-
E770	Gafisa SPE-74 Emp Imob Ltda	2,137	1,780	-	-
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	3	-	3
E880	PROJETO VILLA-LOBOS	-	1,253	-	-
E970	Gafisa SPE 68 Empreendimertos	23	23	-	22
E980	Gafisa SPE-76 Emp Imob Ltda	22	22	32	22
E990	Gafisa SPE-77 Emp Imob Ltda	47	3,336	-	-
F100	Gafisa SPE-78 Emp Imob Ltda	254	218	-	159
F110	Gafisa SPE-79 Emp Imob Ltda	24	24	-	-
F120	Gafisa SPE 70 Empreendimertos	2,400	5	-	5
F130	GAFISA SPE 61 EMPREENDIMENTO I	(150)	(150)	-	-
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	-	-
F260	Gafisa SPE-75 Emp Imob Ltda	357	356	-	-
F270	Gafisa SPE-80 Emp Imob Ltda	7	7	-	-
F520	Gafisa SPE-85 Emp Imob Ltda	78	(749)	-	-
F590	Gafisa SPE-81 Emp Imob Ltda	(3,483)	1,906	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	1	1	1	1
F610	Gafisa SPE-83 Emp Imob Ltda	1,136	522	-	502
F620	Gafisa SPE-87 Emp Imob Ltda	983	1,282	-	-
F630	Gafisa SPE-88 Emp Imob Ltda	196	(1,086)	-	-
F640	Gafisa SPE-89 Emp Imob Ltda	1,305	755	-	-
F650	Gafisa SPE-90 Emp Imob Ltda	2,846	2,847	-	688
F660	Gafisa SPE-84 Emp Imob Ltda	(10,311)	(10,160)	-
F910	Gafisa SPE-91 Emp Imob Ltda	15,124	12,951	-	258
F920	Angelo Agostini	(898)	(885)	-	-
F940	Gafisa SPE-102 Emp Imob Ltda	705	705	-	-
F950	SPE Franere Gafisa 06	(286)	66	-	-
F970	Gafisa SPE-92 Emp Imob Ltda	191	191	-	-
F980	Gafisa SPE-93 Emp Imob Ltda	4,107	2,649	-	-
F990	Gafisa SPE-94 Emp Imob Ltda	3,044	3,043	-	-
G010	Gafisa SPE-95 Emp Imob Ltda	1,943	1,943	-	-
G020	Gafisa SPE-96 Emp Imob Ltda	1,610	1,609	-	-
G030	Gafisa SPE-97 Emp Imob Ltda	263	263	-	-
G040	Gafisa SPE-98 Emp Imob Ltda	2,191	2,190	-	-
G050	Gafisa SPE-99 Emp Imob Ltda	1,315	1,314	-	-
G060	Gafisa SPE-103 Emp Imob Ltda	1,394	1,394	-	-
G150	SITIO JATIUCA SPE LTDA	3,361	1,910	-	-
G160	DEPUT JOSE LAJES EMP IMOB	37	36	37	36
G170	ALTA VISTTA	36	156	36	156
G220	OAS CITY PARK BROTAS EMP.	237	268	237	268
G250	RESERVA SPAZIO NATURA	3	3	3	3
G260	CITY PARK ACUPE EMP. IMOB.	429	429	429	429
G270	Gafisa SPE-106 Emp Imob Ltda	7,834	7,637	-
G280	Gafisa SPE-107 Emp Imob Ltda	16	(2,120)	-	-
G300	Gafisa SPE-109 Emp Imob Ltda	960	748	-	-
G310	Gafisa SPE-110 Emp Imob Ltda	(374)	-	-
G320	Gafisa SPE-112 Emp Imob Ltda	502	34	121	-
G420	OFFICE LIFE	62	626	62	626
G430	API SPE 29 – Plan. E Desenv.	(650)	1,548	-	-
G490	ESPACIO LAGUNA 504	1,653	(1,290)	1,653	-
G500	CITY PARK EXCLUSIVE	-	534	-	-
G670	Jardins da Barra Desenv. Imob.	28	-	28	-
G910	Apoena – SPE Emp. Imob.	(187)	-	(187)	-
L130	Gafisa SPE-77 Emp	2,439	(1,143)	-	-
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	40	40
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	-	1
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	-	1
N120	MARIA INES SPE EMPREEND IMOB.	1	1	-	1
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	-	1
N250	FIT Jd Botanico SPE Emp.	1	1	-	1
X100	CIPESA EMPREENDIMENTOS IMOBILI	12	12	-	12
		51,207	37,423	157,571	161,415

	Thirty party’s works
A053	Camargo Corrêa Des.Imob SA	895	895	895	895
A103	Genesis Desenvol Imob S/A	(264)	(264)	(264)	(264)
A213	Empr. Icorp. Boulevard SPE LT	46	46	46	46
A833	Klabin Segall S.A.	582	582	582	582
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A973	Ypuã Empreendimentos Imob	4	4	4	4
A983	Holiday Inn São Jose	447	447	447	447
B023	IURD Jundiaí	40	40	40	40
B053	Cond.Constr. Jd Des Tuiliere	(122)	(122)	(122)	(122)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B113	Magna Vita	48	48	48	48
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Des.Imob SA	329	329	329	329
B353	Cond Park Village	(107)	(107)	(107)	(107)
B363	Boulevard Jardins Empr Incorp	(6,397)	(6,397)	(6,397)	(6,397)
B383	Rezende Imóveis e Construções	(54)	(54)	(54)	(54)
B393	São José Constr e Com Ltda	775	775	775	775
B403	Condomínio Civil Eldorado	335	335	335	335
B423	Tati Construtora Incorp Ltda	293	293	293	293
B693	Columbia Engenharia Ltda	341	431	341	431
B753	Civilcorp Incorporações Ltda	8	8	8	8
B773	Waldomiro Zarzur Eng. Const.Lt	1,818	1,818	1,818	1,818
B783	Rossi Residencial S/A	431	431	431	431
B863	RDV 11 SPE LTDA.	(781)	(781)	(781)	(781)
B813	Tangua Patrimonial Ltda	(750)	(495)	(750)	(495)
B913	Jorges Imóveis e Administrações	-	1	-	1
C273	Camargo Corrêa Des.Imob SA	(261)	(263)	(261)	(263)
C283	Camargo Corrêa Des.Imob SA	(215)	(220)	(215)	(220)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	1	1	1	1
D973	Forest Ville (OAS)	752	752	752	752
D983	Garden Ville (OAS)	244	244	244	244
E093	JTR - Jatiuca Trade Residence	(1)	(1)	(1)	(1)
E103	Acquarelle (Controle)	637	637	637	637
E133	Riv Ponta Negra - Ed Nice	2,983	3,318	2,983	3,318
E313	Palm Ville (OAS)	681	183	681	183
E323	Art Ville (OAS)	228	228	228	228
E503	OSCAR FREIRE OPEN VIEW	(190)	(183)	(190)	(183)
E513	OPEN VIEW GALENO DE ALMEIDA	(61)	(61)	(61)	(61)
F323	Conj Comercial New Age	4,782	4,682	4,782	4,682
F833	Carlyle RB2 AS	(1,493)	(1,500)	(1,493)	(1,500)
F873	Partifib P. I. Fiorata Lt	29	29	29	29
	Other	2,620	568	2,615	568
		9,364	7,388	9,359	7,388

	Grand total (a))	66,339	44,025	158,593	122,889

(a)   The nature of related party operations is described in Note 7 (a).

18.2.     Endorsements, guaranties and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except for certain specific cases in which the Company provide guaranties for its partners.

19.  Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. At September 30, 2010, the Company recorded a provision for profit sharing amounting to R$ 8,893 in the parent company balance and R$ 19,118 in consolidated balance under the heading General and Administrative Expenses.

20.  Management compensation

The amounts recorded in the heading “General and Administrative Expenses” referring to the compensation of the Company’s key management personnel are as follows:

9/30/2010
Fees of Board of Directors members	768
Fees of Executive Board members	1,790
Fees of Fiscal Council	103
2,661

In addition, see below the comments on each of the following categories in relation to the Management compensation, in accordance with item 17 of CPC No. 05(R1),

Short-term employee and key management personnel benefits	See Note 19
Post-employment benefits	Not applicable
Other long-term benefits	Not applicable
Termination benefits	Not applicable
Share-based payment	See Note 15

The annual aggregate amount to be distributed among the Company’s key management personnel for 2010 as fixed and variable compensation is R$ 9,782 according to the Annual Shareholders’ Meeting held on October 14, 2010.

21.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.  In view of their nature, the risk assumptions made are not included in the scope of the review of quarterly information. Accordingly, they were not reviewed by our independent public accountants.

The chart below shows coverage by insurance policy and respective amounts at September 30, 2010:

Insurance type	Coverage in thousands of R$
Engineering risks and completion guarantee	2,783,853
All risks insurance	240,000
Directors & Officers liability insurance	115,000
3,138,853

22.  Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, FIT Residencial, Bairro Novo and Tenda, the Company's Management assesses segment information on the basis of different business segments and economic data rather than based on the geographic regions of its operations.

The segments in which the Company operates are the following: Gafisa for ventures targeted at high and medium income; Alphaville for platted lots; and Tenda for ventures targeted at low income.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				09/30/2010
	Gafisa S.A.	TENDA	AUSA	Total
Net operating revenue	1,575,824	932,010	284,389	2,792,223
Operating cost	(1,163,686)	(662,304)	(158,164)	(1,984,154)

Gross profit	412,138	269,706	126,225	808,069

Gross margin - %	26.2%	28.9%	44.4%	28.9%

Receivables from clients (current and long term)	2,927,364	1,892,917	318,924	5,139,205
Properties for sale	1,259,685	405,173	171,057	1,835,915
Other assets	1,445,258	707,954	106,659	2,259,871

Total assets	5,632,307	3,006,044	596,640	9,234,991

				09/30/2009
	Gafisa S.A.	TENDA	AUSA	Total
Net operating revenue	1,218,156	726,098	180,552	2,124,806
Operating cost	(909,191)	(496,226)	(118,223)	(1,523,640)

Gross profit	308,965	229,872	62,329	601,166

Gross margin - %	25.4%	31.7%	34.5%	28.3%

Receivables from clients (current and long term)	2,113,616	1,059,130	207,664	3,380,410
Properties for sale	1,251,641	357,130	153,661	1,762,432
Other assets	774,723	967,412	46,562	1,788,697

Total assets	4,139,980	2,383,672	407,887	6,931,539

(i)      Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

23.  Subsequent events

(a) Acquisition of the debenture of the sixth placement

On October 22, 2010, the Company called away the first series of the sixth placement of simple debentures.

The acquisition of the first series debentures was made upon the payment of R$162,858, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable, calculated on pro rata basis, plus premium, pursuant to Clause 4.12.5 of its Indenture. The first series debentures will be cancelled by the Company.

(b)   Debenture – Eighth Placement

In November 2010, Gafisa started to carry out the eighth placement of non-convertible simple debentures, unsecured, in the amount of R$ 300,000,000.00, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The funds raised will be used for paying and getting an extension for the debts of the Company.

The interest of the first series will be equivalent to the CDI rate variation plus 1.95% p.a., whereas that of the second series will be a fixed rate at 7.96% p.a. plus inflation-indexation adjustments based on the IPCA.

 Gafisa has restrictive debenture covenants which limit its ability to perform certain actions, such as the issue of a debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

***

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Results for Third Quarter 2010

--- Launches grew to R$1.2 billion in the quarter and R$2.9 billion in the 9M10, 140% and 127% higher, respectively, than the same periods of 2009 ---

--- Adjusted EBITDA grew to R$197 million on Adjusted EBITDA Margin of 20.6% ---

-- Net Income increased 83% to R$117 million versus 3Q09. Net margin was 12.2% ---

IR Contact

Luiz Mauricio Garcia

Rodrigo Pereira

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

3Q10 Earnings Results Conference Call

Wednesday, November 17, 2010

> In English

09:00 AM US EST

12:00 PM Brasilia Time

Phones:

+1 (877) 317-6776 (US only)

+1 (412) 317-6776

(Other countries)

Code: Gafisa

> In Portuguese

07:00 AM US EST

10:00 AM Brasilia Time

Phone: +55 (11) 2188-0155

Code: Gafisa

Shares

GFSA3 – Bovespa

GFA – NYSE

Total Outstanding Shares:

431,509,499

Average daily trading volume (90 days1): R$ 118.3 million

1)        Up to November 12th, 2010.

FOR IMMEDIATE RELEASE - São Paulo, November 16th, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said, “We are pleased to report another solid quarter for the Company, underscored by the strength of our product lines and portfolio of three respected brands, Gafisa, AlphaVille and Tenda, as well as the effectiveness of our national sales force. This combination along with a positive economic climate and high demand gave us the latitude to make favorable price adjustments, holding steady on our operating and strong backlog margins in the face of inflationary pressure on some operating costs. As expected, we also continued to see the dilution of SG&A expenses, which for consecutive quarters has declined as a percentage of consolidated revenues, as the integration of Tenda and ramp up of its sales benefit the Company’s results. Our EBITDA margin for the quarter improved to 20.6%, an 80 basis point increase over Q2 and over the previous year’s third quarter. During the 3Q10, Gafisa exceeded the top end of its full-year guidance estimate for EBITDA margin, while year-to-date EBITDA margin reached 19.7%.”

Amaral added,“Gafisa remains well positioned to profit from the significant opportunities offered by the sustained growth of the Brazilian economy and homebuilding sector.  Cash on hand of R$ 1.2 billion, accelerated cash flow expected in 2011 and the recent successful placement of an R$300 million debenture which will reduce our overall financing costs, put us in a strong position to achieve our growth trajectory.

While our cash burn rate is expected to remain at a similar level in the 4Q10, we expect this ratio to be positive in 2011, as some 7,000 legacy Tenda units requiring the use of working capital are transferred until 2Q11. With the expected positive cash flow for full year 2011, we will be able to reduce our financial leverage, which, along with an increase in the use of Blue-print Mortgages (Associative Credit) – which require no working capital – for Tenda’s MCMV units, will contribute to meeting our launch volume targets and at the same time keeping leverage at a comfortable level.”

3Q10 - Operating & Financial Highlights

▲   Consolidated launches totaled R$ 1.24 billion for the quarter, a 140% increase over 3Q09. Tenda’s reached R$ 481 million in the quarter, and R$ 1,068 million in the 9M10, 122% higher than 9M09.

▲   Pre-sales reached R$ 1.02 million for the quarter, a 27% increase as compared to 3Q09 or 26% increase when comparing 9M10 with 9M09.

▲   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 9.1% to R$ 957.2 million from R$ 877.1 million in the 3Q09, reflecting a strong and continuing pace of execution.

▲   Adjusted Gross Profit (w/o capitalized interest) reached R$ 310 million, 12% higher than the same period of 2009, with 32.3% adjusted gross margin.

▲   Adjusted EBITDA reached R$ 197.3 million with a 20.6% margin, a 13.4% increase when compared to Adjusted EBITDA of R$ 174 million reached in the 3Q09, mainly due to continued and strong performance in all segments and better SG&A ratio. Accumulated 9M10 EBITDA  grew 52% when compared to the same period of 2009.

▲   Net Income before minorities, stock option and non recurring expenses was R$ 132.9 million for the quarter (13.9% adjusted net margin), an increase of 50% compared with the R$ 88.6 million in the 3Q09.

▲   The Backlog of Revenues to be recognized under the PoC method rose 18% to R$ 3.4 billion from R$ 2.9 billion reached in the 3Q09. The margin to be recognized improved 322 bps to 38.2%.

Index

CEO Comments and Corporate Highlights for 3Q10	04
Recent Developments	05
Launches	07
Pre-Sales	08
Sales Velocity	09
Operations	09
Land Bank	10
Gross Profit	12
SG&A	12
EBITDA	13
Net Income	13
Backlog of Revenues and Results	14
Liquidity	16
Outlook	17

CEO Comments and Corporate Highlights for 3Q10

The third quarter was another of substantial achievement and expansion for Gafisa. The Company continued to execute on a strategy that leverages its segment and geographic diversification through three well regarded brands, Gafisa, AlphaVille and Tenda, a strong proprietary sales force, and exceptional execution capabilities to achieve sales in excess of R$ 1 billion on launches of over R$ 1.2 billion during the quarter. GDP growth of the Brazilian economy, estimated to reach approximately 7.5% for 2010, as well as greater access to financing and a number of other factors, point to continued expansion and opportunity in our sector for the long-term.

Economic trends remained very positive throughout the third quarter, notably the decline of Brazil’s unemployment rate to a record-low 6.2%, the continued expansion of real wages, which in September were 6% higher than in the prior year, and the expansion of bank lending, which in August increased by its fastest pace in more than a year. These factors contributed to high levels of consumer confidence and collective purchasing power that continued to benefit Gafisa and the homebuilding industry as a whole. Measures taken by policy makers at the Central Bank to limit the negative effects of economic expansion also appeared to have the desired outcome, with current 2011 inflation forecasts now in the vicinity of a more manageable five percent.

Caixa Economica Federal (“CEF”), which administers the “Minha Casa, Minha Vida” program, continues to facilitate home purchasing by providing a range of incentives and programs that encourage home ownership. The bank’s ability to process significantly higher mortgage volumes will benefit Tenda and other companies dedicated to the lower income housing segment. Through September, Caixa directed more than R$ 53 billion to affordable home financing. The bank expects to meet its lending objective of R$ 70 billion in 2010, far surpassing the R$ 47 billion that was provided to the sector during 2009.

Substantial improvements in the efficiency of Tenda’s interaction with Caixa under “Minha Casa, Minha Vida” continued during the third quarter; the number of units processed under the program climbed to approximately 8,000 from 6,239 in Q210. Tenda has also significantly increased the number of units submitted and approved under the “Credito Associativo” program, which positively benefited its cash flow position, and constituted 62% of Tenda’s third quarter unit sales. This performance reflects the fact that Tenda continues to be very well-placed to benefit from the formalization of the Brazilian housing sector. Not only does Tenda feature an array of products that are suitable for low-income home buyers, it also has a competitive advantage in offering one of the lowest price points in the industry.

Prioritizing the hire of talented professionals and merit-based promotion has been a cornerstone of our success at Gafisa, and of late we have been increasingly reaping the benefits of this professional culture within our in-house sales teams. As an integral part of our business, through October 2010, our internal sales force generated approximately 45% of total sales at Gafisa and 82% of total sales at Tenda, driving sales up by 21% over the previous quarter and also helping to reduce the need for outsourced brokers in such a demanding market. We expect to be able to continue develop our well-respected brand names in new and existing markets, maximize sales of our broad product portfolio through complimentary sales channels and leverage our expertise, positioning and key relationships in all segments of this fast-growing housing market.

Since we are approaching the end of 2010, we now have a clearer vision of what to expect for the full year. Consequently, we are narrowing the original guidance range from R$ 4.0 to R$ 5.0 billion in launches to R$ 4.2 to R$ 4.6 billion. We expect Tenda to represent approximately 36% of our total launches in 2010.

Finally, I would like to briefly note that the Gafisa brand delivered its 1000th project in the Company’s history during the quarter. The reaching of this milestone is a reminder of the deep real estate experience and execution capacity that Gafisa has built in becoming a recognized leader in the industry.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments

Improved EBITDA Margin - Gafisa’s improved EBITDA margin of 20.6% in the third quarter continue to reflect the gradual delivery of older, lower margin units that negatively impact the company’s results, while the integration of Tenda and other structural efficiencies contributed to improved SG&A ratios.

The Company’s strong backlog margin, which reached 38.2%, is an indicator of future results, reflecting the successful selling of newer higher margin projects, while the Company has also been effective in selling units of legacy projects with slimmer margins. Through the middle of 2011, Tenda should deliver 11,000 units, a majority of them derived from the aforementioned legacy launches.

AlphaVille Expansion - In the 3Q10 AlphaVille launched two successful projects in the northern part of the country. The first launch, insert name, was in Teresina, the capital and largest city of the Brazilian state of Piauí. According to IBGE, the city of Teresina is home to over 750,000 inhabitants, distributed over an area of 1,680 km2 (650 mi2). The project, AlphaVille’s first in the state of Piauí, consists of 746 units and features a leisure club of 24,000 m² and green areas of more than 340,000 m². The project’s PSV is R$ 111 MM. By the end of October sales exceeded 95%. Alphaville’s second project launch was in the city of Belém, the capital of the state of Pará. Its metropolitan area has over 2 million inhabitants. Sales of the project’s units began only in October, and the project was more than 50% sold by the end of the month.

Gafisa Brand Celebrates Completion of 1000th Project - On October 19, Gafisa celebrated the delivery of the Company’s 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unit apartment building located in São Paulo. The reaching of this milestone is a testament to the deep real estate experience and execution capacity within the Gafisa organization.

Presidential Election - The recent reelection on October 31st of the Brazilian President from the incumbent Workers' Party that created and implemented “Minha Casa, Minha Vida” and other programs in support of home ownership provides a high level of confidence in the continuity of such policies. In late August, the government had previously announced that it would boost capital of Caixa Economica Federal, the state-run lender responsible for administering “Minha Casa, Minha Vida”, by 2.5 billion reais, the latest in a series of events that signal the intention to fund programs in support of the housing sector.

R$ 300 million Debenture Issuance - On November 5th, Gafisa announced that it completed the pricing of a R$ denominated issue of 5 year and 6 year notes, consisting of R$ 300,000,000 aggregate principal amount split in R$ 287,000,000 for a 5 year issue and R$ 13,000,000 for a 6 year issue. The notes bear interest at very competitive rates of CDI + 1.95% p.a. for the 5 year and IPC-A + 7.96% p.a. for the 6 year, reflecting the Company’s strong market position and growth prospects, and replace debt at a savings of 1.5% per annum. The notes will mature on October 15, 2015 and October 15, 2016, respectively.

New Chairman and Board members – On November 8th, Gafisa announced the appointment of Caio Racy Mattar to succeed Gary Garrabrant as non-executive chairman of the board. Gary Garrabrant and Thomas McDonald, both from Equity International (EI), elected to step down from the board of directors following the reduction in EI’s holdings in Gafisa. Caio R. Mattar has served on the Company’s board of directors since February 2006 bringing significant board, public company and construction market experience. This change followed the election on October 14th of Wilson Amaral de Oliveira and Renato de Albuquerque to Gafisa’s Board of Directors, allowing it to benefit from additional real estate expertise, proven leadership skills and diversity of experience. Wilson Amaral de Oliveira has been the chief executive officer of Gafisa S.A. since December 2005. Under his guidance the Company has grown to be one of the largest construction companies in Brazil. Mr. Albuquerque, a co-founder of AlphaVille Urbanismo, Brazil’s leading builder of community developments, has been a pioneer in the Brazilian real estate sector for fifty years. All other board members remained in their original positions.

Operating and Financial Highlights	3Q10	3Q09	3Q10 vs.	2Q10	3Q10 vs.	9M10	9M09	9M10 vs.
(R$000, unless otherwise specified)			3Q09 (%)		2Q10 (%)			9M09 (%)
Launches (%Gafisa)	1,236,947	514,346	140.5%	1,008,528	22.6%	2,948,685	1,300,871	126.7%
Launches (100%)	1,450,961	606,463	139.2%	1,461,510	-0.7%	3,762,345	1,527,298	146.3%
Launches, units (%Gafisa)	6,210	3,333	86.3%	4,398	41.2%	14,491	6,552	121.2%
Launches, units (100%)	6,710	3,931	70.7%	6,213	8.0%	17,064	7,764	119.8%
Contracted sales (%Gafisa)	1,018,480	800,247	27.3%	889,761	14.5%	2,765,562	2,194,255	26.0%
Contracted sales (100%)	1,373,620	961,238	42.9%	1,151,788	19.3%	3,550,258	2,613,968	35.8%
Contracted sales, units (% Gafisa)	5,082	5,545	-8.3%	4,476	13.5%	14,811	15,540	-4.7%
Contracted sales, units (100%)	6,618	6,340	4.4%	5,536	19.5%	18,110	17,596	2.9%
Contracted sales from Launches (%Gafisa)	579,264	288,286	100.9%	409,160	41.6%	1,650,214	628,603	162.5%
Contracted sales from Launches (%)	46.8%	56.0%	-922 bps	40.6%	626 bps	56.0%	48.3%	764 bps
Completed Projects (%Gafisa)	299,557	402,744	-25.6%	631,216	-52.5%	1,256,675	1,073,170	17.1%
Completed Projects, units (%Gafisa)	2,498	2,867	-12.9%	4,782	-47.8%	9,995	9,298	7.5%

Net revenues	957,196	877,101	9.1%	927,442	3.2%	2,792,223	2,124,806	31.4%
Gross profit	275,921	255,174	8.1%	279,492	-1.3%	808,069	601,166	34.4%
Gross margin	28.8%	29.1%	-27 bps	30.1%	-131 bps	28.9%	28.3%	65 bps
Adjusted Gross Margin 1)	32.3%	31.6%	77 bps	32.8%	-50 bps	30.7%	30.1%	53 bps
Adjusted EBITDA2)	197,285	173,996	13.4%	183,970	7.2%	549,714	361,959	51.9%
Adjusted EBITDA margin 2)	20.6%	19.8%	77 bps	19.8%	77 bps	19.7%	17.0%	265 bps
Adjusted Net profit 2)	132,871	88,574	50.0%	113,854	16.7%	326,349	226,756	43.9%
Adjusted Net margin 2)	13.9%	10.1%	378 bps	12.3%	161 bps	11.7%	10.7%	102 bps
Net profit	116,600	63,717	83.0%	97,269	19.9%	278,688	158,218	76.1%
EPS (R$) 3 )	0.2706	0.2441	10.8%	0.2266	19.4%	0.6467	0.6062	6.7%
Number of shares ('000 final)3 )	430,910	261,017	65.1%	429,348	0.4%	430,910	261,017	65.1%

Revenues to be recognized	3,429	2,905	18.0%	3,209	6.9%	3,429	2,905	18.0%
Results to be recognized 4)	1,309	1,015	28.9%	1,167	12.2%	1,309	1,015	28.9%
REF margin 4)	38.2%	35.0%	322 bps	36.4%	181 bps	38.2%	35.0%	322 bps

Net debt and Investor obligations	2,076,000	1,732,040	20%	1,622,787	28%	2,076,000	1,732,040	20%
Cash and cash equivalent	1,231,143	1,099,687	12%	1,806,384	-32%	1,231,143	1,099,687	12%
Equity	3,680,005	1,783,476	106%	3,545,413	4%	3,680,005	1,783,476	106%
Equity + Minority shareholders	3,731,570	2,336,365	60%	3,591,729	4%	3,731,570	2,336,365	60%
Total assets	9,234,991	6,931,539	33%	9,098,194	2%	9,234,991	6,931,539	33%
(Net debt + Obligations) / (Equity + Minorities)	55.6%	74.1%	-1850 bps	45.2%	1045 bps	55.6%	74.1%	-1850 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 3Q09
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

  Launches

In the 3Q10, launches totaled R$ 1.24 billion, an increase of 140% compared to the 3Q09, represented by 34 projects/phases, located in 16 cities.

41% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 49% of Tenda’s launches had prices per unit below R$ 130 thousand. FIT, a unit of Tenda, launched 11 projects with an average price per unit of R$ 155 thousand. These projects represented a PSV of R$ 272 million or 57% of Tenda’s launches in the quarter. Excluding these projects the average price per unit of Tenda was R$ 99 thousand, among the lowest average prices for homebuilders listed on the Bovespa.

 The Gafisa segment was responsible for 43% of launches, AlphaVille accounted for 18% and Tenda for the remaining 39%.

The tables below detail new projects launched during the 3Q and 9M 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	São Paulo	388,045	52,841	634%	955,335	368,100	160%
	Rio de Janeiro	91,289	-	-	140,853	63,202	123%
	Other	52,635	143,735	-63%	235,713	255,634	-8%
	Total	531,969	196,576	171%	1,331,901	686,936	94%
	Units	1,130	665	70%	3,016	1,956	54%

AlphaVille	São Paulo	-	-	-	155,534	46,570	234%
	Rio de Janeiro	-	-	-	-	35,896	-100%
	Other	223,824	29,135	668%	393,042	51,016	670%
	Total	223,824	29,135	668%	548,576	133,482	311%
	Units	1,215	205	492%	2,248	645	249%

Tenda	São Paulo	130,366	115,499	13%	200,764	171,256	17%
	Rio de Janeiro	88,179	46,800	88%	194,543	46,800	316%
	Other	262,609	126,336	108%	672,901	262,397	156%
	Total	481,154	288,635	67%	1,068,208	480,453	122%
	Units	3,865	2,463	57%	9,227	3,951	134%

Consolidated	Total - R$000	1,236,947	514,346	140%	2,948,685	1,300,871	127%
	Total - Units	6,210	3,333	86%	14,491	6,552	121%

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<=R$500K	215,971	107,790	100%	581,059	411,307	41%
	> R$500K	315,999	88,786	256%	750,842	275,629	172%
	Total	531,969	196,576	171%	1,331,901	686,936	94%

AlphaVille	> R$100K; <= R$500K	223,824	29,135	668%	548,576	133,482	311%
	Total	223,824	29,135	668%	548,576	133,482	311%

Tenda	<= R$130K	237,746	121,427	96%	674,261	185,506	263%
	> R$130K; < R$200K	243,408	167,208	46%	393,947	294,947	34%
	Total	481,154	288,635	67%	1,068,208	480,453	122%

Consolidated		1,236,947	514,346	140%	2,948,685	1,300,871	127%

Pre-Sales

Pre-sales in the quarter increased by 27.3% to R$ 1.02 billion when compared to the 3Q09.

The Gafisa segment was responsible for 51% of total pre-sales, while AlphaVille and Tenda accounted for approximately 16% and 33% respectively. Among Gafisa’s pre-sales, 59% corresponded to units priced below R$ 500 thousand, while 65% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 3Q and 9M 2010 and 2009:

Table 3 - Sales per company per region
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	São Paulo	389,687	176,404	121%	910,906	521,771	75%
	Rio de Janeiro	70,311	58,160	21%	158,745	192,898	-18%
	Other	60,150	149,130	-60%	282,634	328,827	-14%
	Total	520,147	383,694	36%	1,352,285	1,043,496	30%
	Units	1,308	1,150	14%	3,346	3,000	12%

AlphaVille	São Paulo	8,133	10,884	-25%	114,114	54,856	108%
	Rio de Janeiro	10,819	12,334	-12%	28,589	33,055	-14%
	Other	141,580	34,992	305%	263,265	84,637	211%
	Total	160,532	58,210	176%	405,967	172,549	135%
	Units	735	281	162%	1732	903	92%

Tenda	São Paulo	87,437	143,094	-39%	236,920	365,576	-35%
	Rio de Janeiro	23,475	67,861	-65%	174,462	216,991	-20%
	Other	226,888	147,388	54%	595,927	395,643	51%
	Total	337,800	358,343	-6%	1,007,310	978,210	3%
	Units	3,039	4,114	-26%	9,733	11,637	-16%

Consolidated	Total - R$000	1,018,480	800,247	27.3%	2,765,562	2,194,255	26%
	Total - Units	5,082	5,545	-8%	14,811	15,540	-5%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<= R$500K	307,710	237,137	30%	827,203	633,777	31%
	> R$500K	212,437	146,557	45%	525,082	409,720	28%
	Total	520,147	383,694	36%	1,352,285	1,043,496	30%

AlphaVille	<= R$100K;	-	-	-	27,450	19,569	40%
	> R$100K; <= R$500K	160,532	58,210	176%	374,756	150,451	149%
	> R$500K	-	-	-	3,762	2,529	49%
	Total	160,532	58,210	176%	405,967	172,549	135%

Tenda	<= R$130K	218,934	311,192	-30%	707,253	857,213	-17%
	> R$130K; <R$200K	118,866	47,151	152%	300,057	120,997	148%
	Total	337,800	358,343	-6%	1,007,310	978,210	3%

Consolidated	Total	1,018,480	800,247	27.3%	2,765,562	2,194,255	26%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<= R$500K	1,041	920	13%	2,546	2,500	2%
	> R$500K	267	230	16%	800	500	60%
	Total	1,308	1,150	14%	3,346	3,000	12%

AlphaVille	<= R$100K;	-	-	-	253	166	52%
	> R$100K; <= R$500K	735	281	161%	1,478	735	101%
	> R$500K	-	-	-	1	2	-50%
	Total	735	281	161%	1,732	903	92%

Tenda	<= R$130K	2,536	3,799	-33%	8,128	10,772	-25%
	> R$130K; <R$200K	503	316	59%	1,605	865	86%
	Total	3,039	4,114	-26%	9,733	11,637	-16%

Consolidated	Total	5,082	5,545	-8%	14,811	15,540	-5%

Sales Velocity

The consolidated company attained a sales velocity of 25.7% in the 3Q10, compared to a velocity of 22.1% in the 3Q09. Sales velocity also increased when compared to the previous period, mainly due to the improved performance of Gafisa and AlphaVille during the quarter, even with an AlphaVille launch on the last day of September that only started to recognize sales in October. The sales velocity in the third quarter and in the first nine months launches was respectively 46.8% and 56.0%, which is consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, compensating for cost pressure driven mainly from labor. In the 3Q10 Tenda canceled an old project that did not perform in sales and slated it for re-design and re-launch. At the same time Gafisa increased the price of some units in inventory that almost compensated for the Tenda cancellation.

Table 6 - Sales velocity per company
R$ million	Beginning of period Inventories	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity

Gafisa	1,609.9	532.0	520.1	23.1	1,644.8	24.0%
AlphaVille	351.3	223.8	160.5	0.7	415.3	27.9%
Tenda	764.4	481.2	337.8	(30.5)	877.2	27.8%
Total	2,725.6	1,236.9	1,018.5	(6.7)	2,937.3	25.7%

Table 7 - Sales velocity per launch date
3Q10
	End of period
	Inventories	Sales	Sales velocity
2010 launches	1,207,842	746,107	38.2%
2009 launches	264,603	86,914	24.7%
2008 launches	939,147	113,862	10.8%
d 2007 launches	525,738	71,596	12.0%
Total	2,937,330	1,018,480	25.7%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 22 different states, with 212 projects under development at the end of the third quarter. This diversified platform also helps to mitigate execution risk, since each region of the country has a different dynamic of growth, supply and costs. Some 411 engineers and architects were in the field, in addition to approximately 508 intern engineers in training.

Further evidence of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Through the end of September, Tenda contracted 16,812 units with CEF and had submitted for analysis approximately 8,000 additional units to be contracted during 2010, representing an estimated 24,000 units for the full year, being approximately 80% of the total MCMV units.

Delivered Projects

During the third quarter, Gafisa delivered 16 projects with 2,498 units equivalent to an approximate PSV of R$ 300 million, Gafisa segment delivered 6 projects and Tenda delivered the remaining 10 projects/phases. We are now considering the delivery date based on the “delivery meeting” that we have with each project customer, instead of on the physical completion. As a result, we are adjusting our estimate for delivered units in 2010 from 20,000 to 15,000, which better reflects the official delivery date that is now in use by the company.

For the 9M10, Gafisa completed 35 projects with 9,995 units which represent more than R$1.26 billion in PSV.

September 19th was an important date for the Gafisa group. On this date, the Gafisa brand celebrated the delivery of the Company’s 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unit apartment building located in São Paulo. This milestone is a testament to the deep real estate experience and execution capacity within the Gafisa organization.

The tables below list the products delivered in the 3Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units	PSV
						(%Gafisa)	(%Gafisa)
Gafisa 1H10						1,199	371,762

AlphaVille 1H10						1,762	253,808

Tenda 1H10						4,536	331,548

Total 1H10						7,497	957,118

Gafisa 3Q10						933	175,369
Gafisa	Riviera de Ponta Negra - Ed. Nice	July - 10	April-2007	Manaus - AM	100%	36	9,089
Gafisa	Fit Maceió	August - 10	April-2007	Maceió-AL	50%	27	3,087
Gafisa	Terraças Alto da Lapa	September - 10	March-2008	São Paulo - SP	100%	192	72,701
Gafisa	Acquarelle	September - 10	April-2007	Manaus - AM	85%	216	35,420
Gafisa	Art Ville	September - 10	April-2007	Salvador - BA	50%	252	20,777
Gafisa	Vivance	September - 10	November-2006	Rio de Janeiro - RJ	100%	210	34,295

AlphaVille 3Q10						0	0

Tenda 3Q10						1,565	124,188

Tenda	TELLES LIFE - Fase I	July-10	November-2007	Rio de Janeiro - RJ	100%	64	7,312
Tenda	RESIDENCIAL FERNAO DIAS TOWER - Fase I	July-10	November-2007	Belo Horizonte - MG	100%	80	9,200
Tenda	RESIDENCIAL PORTAL DE SANTA LUZIA - Fases I,	July-10	March-2007	Santa Luzia - MG	100%	174	10,788
Tenda	RESIDENCIAL VERDES MARES - Fase I	July-10	Ausgust-2007	Contagem - MG	100%	16	1,568
Tenda	CITTÀ IMBUÍ - Fase I	August-10	December-2008	Salvador - BA	50%	252	18,524
Tenda	CURUÇA - Fases I, II e III	August-10	November-2007	São Paulo - SP	100%	160	12,849
Tenda	RESIDENCIAL VILA MARIANA LIFE - Fases I e II	September-10	April-2008	Salvador - BA	100%	92	6,890
Tenda	FIRENZE LIFE - Fases I e II	September-10	June-2007	Rio de Janeiro - RJ	100%	139	10,914
Tenda	VALLE VERDE COTIA - Fase III	September-10	July-2009	Cotia - SP	100%	448	38,000
Tenda	BARTOLOMEU GUSMAO - Fase III e IV	September-10	January-2008	Novo Hamburgo - RS	100%	140	8,143

Total 3Q10						2,498	299,557

Total 9M10						9,995	1,256,675

Land Bank

The Company’s land bank of approximately R$ 16.6 billion is composed of 212 different projects in 22 states, equivalent to more than 92 thousand units. In line with our strategy, 38.5% of our land bank was acquired through swaps – which require no cash obligations.

During the 3Q10 we recorded a net increase of R$ 2.02 billion in the land bank, reflecting acquisitions that more than compensate for the R$1.24 billion launches in the quarter.

 The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price

		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	<= R$500K	4,808	44.8%	37.8%	7.0%	17,194
	> R$500K	3,003	29.7%	27.3%	2.4%	4,065
	Total	7,810	37.9%	33.0%	4.9%	21,259

AlphaVille	<= R$100K;	669	100.0%	0.0%	100.0%	6,995
	> R$100K; <= R$500K	4,043	96.8%	0.0%	96.8%	21,961
	> R$500K	23	0.0%	0.0%	0.0%	26
	Total	4,735	97.0%	0.0%	97.0%	28,982

Tenda	<= R$130K	3,289	33.1%	32.2%	0.9%	37,566
	> R$130K; < R$ 200K	716	52.5%	52.5%	0.0%	4,321
	Total	4,006	39.7%	39.1%	0.6%	41,887

Consolidated		16,551	38.5%	34.5%	4.0%	92,128

Number of projects/phases
Gafisa	70
AlphaVille	42
Tenda	100
Total	212

Table 10 - Landbank Changes (based on PSV)
Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP (2Q10)	7.497	4.298	3.972	15.768
3Q10 - Net Acquisitions	845,3	660,4	514,4	2.020
3Q10 - Launches	(532,0)	(223,8)	(481,2)	(1.237)
Land Bank - EoP (3Q10)	7.810	4.735	4.006	16.551

3Q10 - Revenues

On the strength of solid sales in the 3Q10, both of newly launched projects and units from inventory, in addition to an accelerated pace of construction, the Company recognized substantial net operating revenues for 3Q10, closing with R$ 957.2 million compared to R$ 877.1 million in the 3Q09, with Tenda contributing 37% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
			3Q10				3Q09
R$ 000		Sales	%Sales	Revenues	%Revenues	Sales	%Sales	Revenues	%Revenues
Gafisa	2010 launches	487,694	72%	65,698	11%	-	-	-	-
	2009 launches	62,334	9%	147,584	24%	199,368	45%	77,824	13%
	2008 launches	64,177	9%	193,544	32%	110,676	25%	139,290	22%
	<= 2007 launches	66,475	0	198,532	33%	131,860	0	404,991	65%
	Total Gafisa	680,680	100%	605,358	100%	441,904	100%	622,104	100%

Tenda	Total Tenda	337,800	---	351,838	---	358,343	---	254,997	---

Total		1,018,480		957,197		800,247		877,101

3Q10 - Gross Profits

On a consolidated basis, gross profit for the 3Q10 totaled R$ 275.9 million, an increase of 8% over 3Q09, reflecting continued growth and business expansion. The gross margin for 3Q10 reached 28.8% (32.3% w/o capitalized interest) 77 bps higher than the 3Q09.

Table 12 - Capitalized interest
(R$000)		3Q10	3Q09	2Q10
Consolidated	Opening balance	101,897	97,238	94,101
	Capitalized interest	47,105	21,078	32,900
	Interest transfered to COGS	-33,680	-21,805	-25,104
	Closing balance	115,323	96,511	101,897

3Q10 - Selling, General, and Administrative Expenses (SG&A)

In the third quarter 2010, SG&A expenses totaled R$ 113.2 million, in line with the same period of 2009. When compared to the 2Q10, SG&A decreased from R$ 116.3 million to R$ 113.2 million, reflecting improved selling expenses that were 12% below the previous quarter mainly due to a more efficient sales structure in Tenda. The improved optimization of the sales platform reflect the benefits of the merge into Gafisa and the adjustments made in the 1H10.

When compared to the 3Q09, the SG&A/Net Revenue ratio improved 108 bps, also reflecting the continued gains in operating efficiency at Tenda and from synergy gains related to the merger of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, it is expected that costs associated with its sales platform should continue to be diluted and reflect in improved ratios.

We have already achieved a comfortable level of SG&A/Net Revenue even prior to capturing all of the expected synergies that should come primarily from further G&A dilution. We continue to expect to capture more benefits in 2011.

When compared to 2Q10 and 3Q09, expenses improved as a share of top lines, resulting in a comfortable ratio of SG&A/Net Revenues of 11.8% in the 3Q10.

Table 13 - Sales and G&A Expenses
(R$'000)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Selling expenses	53,887	55,556	61,140	-3%	-12%
	G&A expenses	59,317	57,601	55,125	3%	8%
	SG&A	113,204	113,157	116,265	0%	-3%
	Selling expenses / Launches	4.4%	10.8%	6.1%	-644 bps	-171 bps
	G&A expenses / Launches	4.8%	11.2%	5.5%	-640 bps	-67 bps
	SG&A / Launches	9.2%	22.0%	11.5%	-1285 bps	-238 bps
	Selling expenses / Sales	5.3%	6.9%	6.9%	-165 bps	-158 bps
	G&A expenses / Sales	5.8%	7.2%	6.2%	-137 bps	-37 bps
	SG&A / Sales	11.1%	14.1%	13.1%	-303 bps	-195 bps
	Selling expenses / Net revenue	5.6%	6.3%	6.6%	-70 bps	-96 bps
	G&A expenses / Net revenue	6.2%	6.6%	5.9%	-37 bps	25 bps
	SG&A / Net revenue	11.8%	12.9%	12.5%	-107 bps	-71 bps

3Q10 - Other Operating Results

In the 3Q10, our results reflected a negative impact of R$2.2 million, compared to R$ 40.0 million in the 3Q09 mainly due to lower contingency provisions did in the 3Q10.

3Q10 - Adjusted EBITDA

Our Adjusted EBITDA for the 3Q10 totaled R$ 197.3 million, 10% higher than the R$ 174 million for 3Q09, with a consolidated adjusted margin of 20.6%, compared to 19.8% in the 3Q09 and 2Q10.

This gain is part of an expected gradual recovery based on the Company’s results recognition increasingly reflecting the execution of recent projects at the same time that our older-low margin projects are being delivered.

We adjust our EBITDA for expenses associated with stock option plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated Net Profit	116,600	63,717	97,269	83%	20%
(+) Financial result	11,928	31,008	13,911	-62%	-14%
(+) Income taxes	10,483	27,969	22,060	-63%	-52%
(+) Depreciation and Amortization	8,305	9,784	8,781	-15%	-5%
(+) Capitalized Interest Expenses	33,680	21,805	25,106	54%	34%
(+) Minority shareholders and non recurring expenses	13,213	22,107	14,260	-40%	-7%
(+) Stock option plan expenses	3,075	2,750	2,584	12%	19%
(+) Tenda s goodwill net of provisions	-	-5,144	-	-	-
Adjusted EBITDA	197,285	173,996	183,970	13.4%	7.2%
Net Revenue	957,196	877,101	927,442	9%	3%
Adjusted EBITDA margin	20.6%	19.8%	19.8%	77 bps	77 bps

3Q10 - Depreciation and Amortization

Depreciation and amortization in the 3Q10 was R$ 8.3 million, a slightly decrease of R$ 1.5 million when compared to the R$ 9.8 million recorded in 3Q09. This R$ 8.3 million was also in line with the R$ 8.8 million recorded in the 2Q10.

3Q10 – Financial Result

Net financial expenses totaled R$ 11.9 million in 3Q10, compared to net financial expenses of R$ 31.0 million in the 3Q09, mainly due to the higher amount of capitalized interest, reflecting increased projects under construction.

3Q10 - Taxes

Income taxes, social contribution and deferred taxes for the 3Q10 amounted to R$ 10.5 million, compared to R$ 27.9 million in the 3Q09. The effective tax rate was 7.5% in the 3Q10, compared to 24.6% in the 3Q09, mainly due to the deferred tax in relation to the amortization of Tenda’s negative goodwill, which negatively affected the 3Q09 figures. When compared to the R$ 22.1 million in the 2Q10, we also saw an important reduction, mainly due to a lower deferred taxes provision, since we are now basing the income tax provision on taxable income.

3Q10 - Adjusted Net Income

Net income in 3Q10 was R$ 116.6 million compared to R$ 63.7 million in the 3Q09. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 132.9 million, with an adjusted net margin of 13.9%, representing growth of R$ 44.3 million when compared to the R$ 88.6 million in the 3Q09.

3Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.27/share in the 3Q10 compared to R$ 0.24/share in 3Q09, a 10.7% increase. Shares outstanding at the end of the period were 430.9 million (ex. Treasury shares) and 261.0 million in the 3Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.33 billion in the 3Q10, R$ 317 million higher than 3Q09. The consolidated margin in the 3Q10 was 38.2%, 181 bps higher than the 2Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while the impact of our older-lower margin projects diminish as we are delivering them.

Another positive impact came from the National Construction Cost Index (INCC) that increased over 3% in the period, reflecting inflation from May to July, since contracted unit prices are adjusted based on INCC of the second prior month. In this period the INCC also reflected the labor annual wage adjustment that happened across the country.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Revenues to be recognized	3.429	2.905	3.209	18,0%	6,9%
	Costs to be recognized	(2.120)	(1.890)	(2.042)	12,2%	3,8%
	Results to be recognized (REF)	1.309	1.015	1.167	28,9%	12,2%
	REF margin	38,2%	35,0%	36,4%	322 bps	181 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Balance Sheet

Cash and Cash Equivalents

On September 30, 2010, cash and cash equivalents exceeded R$ 1.2 billion, 32% lower than the balance of R$ 1.8 billion as of June 30, 2010, and 12% higher than the R$ 1.1 billion recorded at the end of 3Q09, mainly reflecting R$ 453 million cash burn (explained in the “Liquidity” session) and the R$ 122 million net amortization of debts in the 3Q10. It’s important to highlight that in October the company completed the issuance of a R$300 million debenture, not reflected in the 3Q10 figures.

Accounts Receivable

At the end of the 3Q10, total accounts receivable increased by 10% to R$ 8.7 billion, compared to R$ 7.9 billion in 2Q10, and an increase of 37% as compared to the R$ 6.4 billion balance in the 3Q09, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Receivables from developments - ST	1,742.1	1,574.4	1,466.0	11%	19%
	Receivables from developments - LT	1,816.8	1,407.0	1,864.6	29%	-3%
	Receivables from PoC - ST	2,727.9	1,718.1	2,470.9	59%	10%
	Receivables from PoC - LT	2,411.3	1,662.3	2,075.2	45%	16%
	Total	8,698.1	6,361.9	7,876.7	37%	10%
Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 2.9 billion in 3Q10, an increase of 4% when compared to the R$ 2.8 billion registered in the 3Q09. On a consolidated basis our inventory is at a low to comfortable level of 9 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 9% by the end of the quarter, reflecting an important reduction from the 11.6% registered by the end of the 2Q10, while 55% of the total inventory reflects units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		3Q10	3Q09	2Q10	3Q10x3Q09	3Q10x2Q10
Consolidated	Land	750,771	786,883	701,790	-4.6%	7.0%
	Units under construction	873,672	827,042	947,023	5.6%	-7.7%
	Completed units	211,472	148,507	205,739	42.4%	2.8%
	Total	1,835,915	1,762,432	1,854,552	4.2%	-1.0%

Table 18 - Inventories at market value per company
PSV - (R$000)		3Q10	3Q09	2Q10	3Q10x3Q09	3Q10x2Q10
Gafisa	2010 launches	857,305	-	574,234	-	49%
	2009 launches	245,177	293,757	366,541	-17%	-33%
	2008 launches	511,975	686,259	601,252	-25%	-15%
	2007 and earlier launches	445,692	559,053	419,205	-20%	6%
	Total	2,060,149	1,539,068	1,961,232	34%	5%

Tenda	2010 launches	350,537	-	329,877	0%	6%
	2009 launches	19,426	336,661	102,109	-94%	-81%
	2008 launches	427,171	687,765	220,143	-38%	94%
	2007 and earlier launches	80,046	251,450	112,238	-68%	-29%
	Total	877,181	1,275,876	764,367	-31%	15%

Consolidated	Total	2,937,330	2,814,944	2,725,599	4.3%	7.8%

Table 19 - Inventories per completion status
Company	Not started	Up to 30%	30%to 70%	More than 70%	Finished units	Total 3Q10
		constructed	constructed	constructed
Gafisa	427,187	511,942	407,306	480,078	233,636	2,060,149
Tenda	448,359	227,964	125,302	34,554	41,001	877,181
Total	875,546	739,906	532,608	514,633	274,637	2,937,330

Liquidity

On September 30, 2010, Gafisa had a cash position of R$ 1.2 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.3 billion, resulting in a net debt and obligations of R$ 2.1 billion. Net debt and investor obligation to equity and minorities ratio was 55.6% compared to 45.2% in 2Q10, mainly due to the R$ 453 million cash burn in the quarter. When excluding Project Finance, this ratio reached only 6.2% net debt/equity, a comfortable leverage level with a competitive cost, of less than the Selic rate.

Our 3Q10 cash burn was mainly explained by the over R$ 700 million expenditures in construction and also development payments. While our cash burn rate is expected to remain at similar quarterly levels into the 4Q10, we expect this ratio to be positive in 2011, partially supported by some 7,000 legacy Tenda units (non standardized units launched before Gafisa’s acquisition) requiring the use of working capital that will be transferred up to 2Q11. With the expected positive cash flow for full year 2011, we will be able to deleverage the company, which together with a greater use of the Associative Credit - requiring no working capital - for Tenda’s MCMV units, should contribute to our ability to meet our higher launch volume targets and, at the same time, keeping leverage at a comfortable level.

In the 3Q10 the company increased project finance debt in R$ 138 million, reflecting the ability to finance ongoing projects. Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signed contracts and R$ 218 million in contracts in process, giving us additional availability of R$ 1.5 billion.

We also have receivables (from units already delivered) of R$ 300 million available for securitization. The following tables set forth information on our debt position as of June 30, 2010.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Debentures - FGTS (project finance)	1,238,485	619,861	1,208,939	99.8%	2.4%
Debentures - Working Capital	527,482	704,920	662,669	-25.2%	-20.4%
Project financing (SFH)	607,685	473,615	499,186	28.3%	21.7%
Working capital	553,490	733,331	678,377	-24.5%	-18.4%
Total consolidated debt	2,927,142	2,531,727	3,049,171	16%	-4%

Consolidated cash and availabilities	1,231,143	1,099,687	1,806,384	12%	-32%
Investor Obligations	380,000	300,000	380,000	-	-
Net debt and investor obligations	2,075,999	1,732,040	1,622,787	20%	28%
Equity + Minority shareholders	3,731,570	2,336,365	3,591,729	60%	4%
(Net debt + Obligations) / (Equity + Minorities)	55.6%	74.1%	45.2%	-1850 bps	1045 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	6.2%	27%	-2.4%	-2117 bps	854 bps

Table 21 - Debt maturity per company
		Until	Until	Until	Until	After
(R$ million)	Total	Sep/2011	Sep/2012	Sep/2013	Sep/2014	Sep/2014
Debentures - FGTS (project finance)	1.238,5	42,9	-	448,5	598,5	148,5
Debentures - Working Capital	527,5	171,6	124,6	124,6	106,7	-
Project financing (SFH)	607,7	417,0	171,2	19,5	-	-
Working capital	553,5	372,3	91,9	86,9	2,3	-
Total consolidated debt	2.927	1.004	388	680	707	149
%Total		34%	13%	23%	24%	5%

Outlook

Gafisa is narrowing the range of the 2010 launches guidance to R$ 4.2 billion - R$ 4.6 billion, with an expected full year 2010 EBITDA margin to reach between 18.5% - 20.5%.

Through the first nine months of 2010, Gafisa reached 67% of the mid range of the launch guidance, in line with historical seasonality. Gafisa delivered a 20.6% EBITDA margin in the 3Q10 and 19.7% EBITDA margin in the 9M10, well within the previously stated guidance range.

Launches		Guidance
(R$ million)		2010	3Q10%		9M10%
Gafisa	Min.	4.200		29%		70%
(consolidated)	Average	4.400	1.237	28%	2.949	67%
	Max.	4.600		27%		64%

EBITDA Margin (%)		Guidance	3Q10%		9M10%
		2010
Gafisa	Min.	18,5%		210 bps		120 bps
(consolidated)	Average	19,5%	20,6%	110 bps	19,7%	20 bps
	Max.	20,5%		10 bps		-80 bps

The third quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Patrícia Queiroz
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 / 9242 / 9305	Phone +55 11 3147-7409
Email: ri@gafisa.com.br	Fax: +55 11 3147-7900
Website: www.gafisa.com.br/ri	E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during 9M10:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units	PSV	% sales
					(%Gafisa)	(%Gafisa)	30/Sep/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	63%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	32%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	52%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	66%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	48%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	62%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	75%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	93%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	73%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	16%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	21%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	100%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	12%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	100%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	100%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	100%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	100%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	39%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	28%
Gafisa	CWB 34 - PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	58%
Gafisa	Vistta Laguna	July	Rio de Janeiro - RJ	80%	103	91,289	20%
Gafisa	GRAND PARK - GLEBA 05 - F4A	July	São Luis - MA	50%	37	8,890	82%
Gafisa	Barão de Teffé - Fase1	August	São Paulo - SP	100%	142	51,255	89%
Gafisa	Jardins da Barra Lote 3	August	São Paulo - SP	50%	111	32,707	98%
Gafisa	Luis Seraphico	September	São Paulo - SP	100%	233	140,911	26%
Gafisa	Smart Vila Mariana	September	São Paulo - SP	100%	74	39,173	100%
Gafisa	Barão de Teffé - Fase 2	September	Jundiai - SP	100%	124	46,364	58%
Gafisa	Parque Ecoville Fase 2A	September	Curitiba - PR	50%	101	34,713	6%
Gafisa	GRAND PARK - GLEBA 05 - F4B	September	São Luis - MA	50%	37	9,032	18%
Gafisa	Anauá	September	São Paulo - SP	80%	20	44,626	70%
Gafisa	Igloo	September	Barueri - SP	80%	147	33,010	100%
Gafisa					3,016	1,331,901	57%

Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	92%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	48%
Alphaville	Alphaville Ribeirão Preto F2	May	Ribeirão Preto - SP	60%	182	54,381	21%
Alphaville	Alphaville Brasília	May	Brasília-DF	34%	170	73,974	85%
Alphaville	Alphaville Jacuhy F3	May	Vitória - ES	65%	168	56,336	18%
Alphaville	Brasília Terreneiro	May	Brasília-DF	13%	65	28,175	85%
Alphaville	Living Solutions	May	São Paulo - SP	100%	4	3,884	100%
Alphaville	Alphaville Teresina	September	Teresina - PI	79%	589	111,248	79%
Alphaville	Alphaville Belém 1	September	Belém - PA	73%	337	63,234	0%
Alphaville	Alphaville Belém 2	September	Belém - PA	72%	289	49,342	0%
Alphaville					2,248	548,576	54%

Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	85%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	91%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	22%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	92%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	99%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	91%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	70%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	79%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	90%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	100%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	48%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	26%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	57%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	85%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	69%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	69%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	100%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	60%
Tenda	Coronel Vieira Lote Menor (Cenário 2)	April	Rio de Janeiro - RJ	100%	158	16,647	98%
Tenda	Portal das Rosas	April	Osasco - SP	100%	132	12,957	97%
Tenda	Igara III	April	Canoas - RS	100%	240	23,601	12%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	58%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	28%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	55%
Tenda	Vale do Sol Life	May	Rio de Janeiro - RJ	100%	79	8,124	52%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	62%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	22%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	85%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	39%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	38%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	96%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	93%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	14%
Tenda	Jd. Barra - Lote 4	September	São Paulo - SP	50%	150	20,010	85%
Tenda	Jd. Barra - Lote 5	September	São Paulo - SP	50%	112	14,533	74%
Tenda	Jd. Barra - Lote 6	September	São Paulo - SP	50%	112	14,590	55%
Tenda	ESTAÇÃO DO SOL TOWER - Fase 2	September	Jaboatão dos Guararapes - PE	100%	160	17,376	9%
Tenda	Assis Brasil Fit Boulevard	September	Porto Alegre - RS	70%	223	38,897	19%
Tenda	Cesário de Melo II - San Marino	September	Rio de Janeiro - RJ	100%	199	16,907	72%
Tenda	Parque Arvoredo - F1	September	Curitiba - PR	100%	360	71,256	44%
Tenda	GVA 10 a 14	September	Lauro de Freitas - BA	100%	559	52,149	16%
Tenda	Portal do Sol - Consolidado	September	Rio de Janeiro - RJ	100%	448	43,993	11%
Tenda	Flamboyant Fase 1	September	São José dos Campos - SP	100%	264	39,005	32%
Tenda	Assunção Fase 3	September	Belo Horizonte - MG	100%	158	20,880	61%
Tenda	Viver Itaquera (Agrimensor Sugaya)	September	São Paulo - SP	100%	199	24,359	0%
Tenda	Estudo Firenze Life	September	Sete Lagoas - MG	100%	240	23,281	86%
Tenda	Villagio Carioca - Cel Lote Maior	September	Rio de Janeiro - RJ	100%	237	27,279	24%
Tenda	ICOARACI - Stake Acquisition	September	Belém - PA	90%	29	5,008	79%
Tenda	FIT COQUEIRO I - Stake Acquisition	September	Belém - PA	100%	60	5,599	100%
Tenda	FIT COQUEIRO II - Stake Acquisition	September	Belém - PA	100%	48	4,501	2%
Tenda	FIT MIRANTE DO PARQUE - Stake Acquisition	September	Belém - PA	90%	126	20,507	100%
Tenda	MIRANTE DO LAGO - Stake Acquisition	September	Ananindeua - PA	85%	20	3,156	100%
Tenda	Alta Vista	September	São Paulo - SP	100%	160	17,869	82%
Tenda					9,227	1,068,208	56%

Total					14,491	2,948,685	56.0%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the third quarter ended on September 30, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		3Q10	2Q10	3Q10	2Q10	3Q10	2Q10
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	94%	84%	72%	62%	22,056	9,850
Gafisa	SUPREMO	89%	81%	100%	98%	18,675	11,090
Gafisa	Smart Vila Mariana	38%	0%	100%	0%	14,860	-
Gafisa	PQ BARUERI COND - FASE 1	82%	73%	70%	69%	13,991	10,859
Gafisa	ENSEADA DAS ORQUÍDEAS	94%	89%	97%	96%	13,577	10,002
Gafisa	Vistta Santana	66%	58%	93%	92%	13,047	9,004
Gafisa	LONDON GREEN	100%	99%	95%	93%	11,481	4,005
Gafisa	TERRAÇAS TATUAPE	84%	70%	88%	78%	10,079	4,072
Gafisa	Chácara Santana	81%	69%	96%	95%	10,031	6,773
Gafisa	MONT BLANC	70%	63%	43%	38%	9,874	4,207
Gafisa	LAGUNA DI MARE - FASE 2	60%	47%	78%	72%	9,426	5,773
Gafisa	MAGIC	100%	100%	91%	84%	9,168	5,113
Gafisa	Reserva do Bosque - Lauro Sodré - Phase 2	48%	37%	84%	75%	8,725	3,370
Gafisa	BRINK	89%	72%	93%	92%	8,551	5,878
Gafisa	Alphaville Barra da Tijuca	88%	83%	73%	73%	8,349	3,416
Gafisa	ALEGRIA FASE 1	57%	45%	68%	64%	7,706	7,582
Gafisa	Alegria - Fase2A	55%	40%	83%	68%	7,556	4,821
Gafisa	ECOLIVE	75%	59%	99%	98%	7,554	3,979
Gafisa	Supremo Ipiranga	47%	38%	91%	80%	7,459	2,943
Gafisa	VISION BROOKLIN	46%	41%	97%	97%	6,934	3,410
Gafisa	ORBIT	92%	84%	74%	66%	6,932	2,699
Gafisa	RESERVA BOSQUE RESORT - F 1	63%	48%	98%	98%	6,614	3,950
Gafisa	MISTRAL	57%	49%	92%	87%	6,605	4,508
Gafisa	Mansão Imperial - Fase 2b	54%	44%	50%	41%	6,427	14,474
Gafisa	GRAND VALLEY NITERÓI - FASE 1	71%	61%	89%	91%	6,141	5,318
Gafisa	IT STYLE - FASE 1	51%	51%	87%	82%	6,136	24,918
Gafisa	Mansão Imperial - F1	57%	48%	80%	79%	5,973	2,305
Gafisa	VISION - CAMPO BELO	97%	96%	99%	98%	5,489	8,519
Gafisa	Vila Nova São José F1 - Metropolitan	73%	51%	61%	54%	5,306	6,606
Gafisa	QUINTAS DO PONTAL	93%	84%	40%	36%	5,051	1,342
Gafisa	RESERVA STA CECILIA	71%	56%	28%	23%	4,858	2,006
Gafisa	Brink F2 - Campo Limpo	89%	72%	93%	89%	4,856	4,106
Gafisa	EVIDENCE	100%	98%	89%	82%	4,777	4,037
Gafisa	Others					196,571	325,656
	Total Gafisa					490,835	526,591

Alphaville	MANAUS	100%	100%	99%	100%	10,811	8,243
Alphaville	PORTO ALEGRE	22%	0%	86%	0%	10,786	1,260
Alphaville	RIBEIRÃO PRETO	24%	0%	93%	0%	8,614	8,427
Alphaville	RIO DAS OSTRAS	100%	79%	100%	99%	7,441	10,200
Alphaville	BARRA DA TIJUCA	85%	68%	73%	73%	4,496	2,635
Alphaville	TERRAS ALPHA FOZ	45%	0%	82%	0%	3,633	2,610
Alphaville	LITORAL NORTE	100%	100%	98%	100%	2,997	6,390
Alphaville	CARUARU (VARGEM GRANDE)	76%	16%	99%	98%	2,476	3,748
Alphaville	CONCEITO A RIO OSTRAS (ex caxias sul)	20%	4%	54%	15%	2,433	382
Alphaville	Others	0%	0%	0%	0%	60,837	56,983
	Total AUSA					114,523	100,879

	Total Tenda					351,838	299,972

	Consolidated Total					957,196	927,442

Consolidated Income Statement

R$ 000	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Gross Operating Revenue	1,028,530	915,461	1,003,861	12.4%	2.5%
Real Estate Development and Sales	1,022,095	902,196	990,269	13.3%	3.2%
Construction and Services Rendered	6,435	13,265	13,592	-51.5%	-52.7%
Deductions	(71,334)	(38,360)	(76,419)	86.0%	-6.7%

Net Operating Revenue	957,196	877,101	927,442	9.1%	3.2%

Operating Costs	(681,275)	(621,927)	(647,950)	9.5%	5.1%

Gross profit	275,921	255,174	279,492	8.1%	-1.3%

Operating Expenses
Selling Expenses	(53,887)	(55,556)	(61,140)	-3.0%	-11.9%
General and Administrative Expenses	(59,317)	(57,601)	(55,125)	3.0%	7.6%
Amortization of gain on partial sale of FIT Residential	-	52,600	-	-100.0%	-
Other Operating Revenues / Expenses	(2,187)	(40,031)	(6,947)	-94.5%	-68.5%
Depreciation and Amortization	(8,305)	(9,784)	(8,781)	-15.1%	-5.4%
Non-recurring expenses	(18)	-	(259)	-	-

Operating results	152,207	144,802	147,240	5.1%	3.4%

Financial Income	36,417	33,104	40,929	10.0%	-11.0%
Financial Expenses	(48,345)	(64,112)	(54,840)	-24.6%	-11.8%

Income Before Taxes on Income	140,279	113,794	133,329	23.3%	5.2%

Deferred Taxes	(823)	(23,142)	(12,083)	-96.4%	-93.2%
Income Tax and Social Contribution	(9,661)	(4,828)	(9,977)	100.1%	-3.2%

Income After Taxes on Income	129,795	85,824	111,269	51.2%	16.6%

Minority Shareholders	(13,195)	(22,107)	(14,000)	-40.3%	-5.8%

Net Income	116,600	63,717	97,269	83.0%	19.9%

Net Income Per Share (R$)	0.27059	0.24411	0.22655	10.8%	19.4%

Consolidated Income Statement

R$ 000	9M10	9M09	9M10x9M09
Gross Operating Revenue	2,971,267	2,214,469	34.2%
Real Estate Development and Sales	2,943,363	2,184,117	34.8%
Construction and Services Rendered	27,904	30,352	-8.1%
Deductions	(179,044)	(89,663)	99.7%
Net Operating Revenue	2,792,223	2,124,806	31.4%
Operating Costs	(1,984,154)	(1,523,640)	30.2%
Gross profit	808,069	601,166	34.4%
Operating Expenses
Selling Expenses	(166,321)	(153,344)	8.5%
General and Administrative Expenses	(171,860)	(172,831)	-0.6%
Amortization of gain on partial sale of FIT Residential	-	157,800	-100.0%
Other Operating Revenues / Expenses	(11,114)	(79,095)	-85.9%
Depreciation and Amortization	(27,324)	(24,166)	13.1%
Non-recurring expenses	(278)	-	0.0%
Operating results	431,173	329,530	30.8%
Financial Income	101,275	106,399	-4.8%
Financial Expenses	(160,382)	(159,336)	0.7%
Income Before Taxes on Income	372,066	276,593	34.5%
Deferred Taxes	(27,649)	(49,245)	-43.9%
Income Tax and Social Contribution	(27,384)	(15,659)	74.9%
Income After Taxes on Income	317,033	211,689	49.8%
Minority Shareholders	(38,345)	(53,471)	-28.3%
Net Income	278,688	158,218	76.1%

Net Income Per Share (R$)	0.64674	0.60616	6.7%

Consolidated Balance Sheet

	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
ASSETS
Current Assets
Cash and cash equivalents	570,718	948,350	1,136,765	-39.8%	-49.8%
Restricted cash in guarantee to loans and resctricted
credits	660,425	151,337	669,619	336.4%	-1.4%
Receivables from clients	2,727,930	1,718,110	2,470,944	58.8%	10.4%
Properties for sale	1,447,266	1,376,236	1,446,760	5.2%	0.0%
Other accounts receivable	155,795	93,722	141,740	66.2%	9.9%
Deferred selling expenses	38,028	7,205	20,592	427.8%	84.7%
Deferred taxes	-	13,099	-	-	-
Prepaid expenses	16,423	13,522	15,283	21.5%	7.5%
	5,616,585	4,321,581	5,901,703	30.0%	-4.8%
Long-term Assets
Receivables from clients	2,411,275	1,662,300	2,075,161	45.1%	16.2%
Properties for sale	388,649	386,196	407,792	0.6%	-4.7%
Deferred taxes	367,788	250,846	311,693	46.6%	18.0%
Other	177,182	52,140	131,035	239.8%	35.2%
	3,344,894	2,351,482	2,925,681	42.2%	14.3%

Investments	194,207	195,088	194,871	-0.5%	-0.3%
Property, plant and equipment	63,825	53,698	59,659	18.9%	7.0%
Intangible assets	15,480	9,690	16,280	59.8%	-4.9%
	273,512	258,476	270,810	5.8%	1.0%

Total Assets	9,234,991	6,931,539	9,098,194	33.2%	1.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	789,331	570,307	825,382	38.4%	-4.4%
Debentures	214,561	80,781	123,608	165.6%	73.6%
Obligations for purchase of land and advances from
clients	460,470	488,935	466,078	-5.8%	-1.2%
Materials and service suppliers	292,444	194,302	244,545	50.5%	19.6%
Taxes and contributions	234,394	132,216	154,983	77.3%	51.2%
Taxes, payroll charges and profit sharing	69,594	61,206	73,057	13.7%	-4.7%
Provision for contingencies	8,001	10,512	6,312	-23.9%	26.8%
Dividends	52,287	26,106	52,287	100.3%	0.0%
Deferred taxes	-	52,375	-	-	-
Other	171,417	181,312	217,569	-5.5%	-21.2%
	2,292,499	1,798,052	2,163,821	27.5%	5.9%
Long-term Liabilities
Loans and financings	371,843	636,639	352,181	-41.6%	5.6%
Debentures	1,551,407	1,244,000	1,748,000	24.7%	-11.2%
Obligations for purchase of land	177,412	147,168	176,084	20.6%	0.8%
Deferred taxes	483,373	322,870	484,453	49.7%	-0.2%
Provision for contingencies	51,185	59,509	52,670	-14.0%	-2.8%
Other	568,945	362,843	521,211	56.8%	9.2%
Deferred income on acquisition	6,757	12,499	8,045	-45.9%	-16.0%
Unearned income from partial sale of investment	0	11,594	0	-100.0%	0.0%
	3,210,922	2,797,122	3,342,644	14.8%	-3.9%

Minority Shareholders	51,565	552,889	46,316	-90.7%	11.3%
Shareholders' Equity
Capital	2,729,187	1,233,897	2,712,899	121.2%	0.6%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	251,489	190,585	290,507	32.0%	-13.4%
Revenue reserves	422,373	218,827	381,651	93.0%	10.7%
Retained earnings/accumulated losses	278,687	158,217	162,087	76.1%	71.9%
	3,680,005	1,783,476	3,545,413	106.3%	3.8%
Liabilities and Shareholders' Equity	9,234,991	6,931,539	9,098,194	33.2%	1.5%

Consolidated Cash Flows

	3Q10	3Q09
Net Income	116.600	63.717

Expenses (income) not affecting w orking capital
Depreciation and amortization	9.593	12.892
Goodw ill / Negative goodw ill amortization	(1.288)	(3.107)
Expense on stock option plan	3.075	2.749
Unearned income from partial sale of investment	-	(52.600)
Unrealized interest and charges, net	62.805	39.719
Deferred Taxes	(57.176)	23.142
Disposal of fixed asset	-	271
Warranty provision	5.272	-
Provision for contingencies	15.462	-
Profit sharing provision	6.538	-
Allow ance (reversal) for doubtful debts	-	-
Minority interest	5.249	-

Decrease (increase) in assets
Clients	(593.100)	(467.084)
Properties for sale	18.636	27.494
Other receivables	(61.342)	(82.314)
Deferred selling expenses	(17.436)	6.032
Prepaid expenses	-	8.576

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	(4.279)	16.240
Taxes and contributions	83.933	24.138
Trade accounts payable	47.899	38.601
Salaries, payroll charges	(10.000)	(9.950)
Other accounts payable	(82.636)	113.456

Cash used in operating activities	(452.195)	(194.495)

Investing activities

Purchase of property and equipment and deferred charges	(11.008)	(19.120)
Restricted cash for loan guarantees	9.194	(10.224)
Cash used in investing activities	(1.814)	(29.344)

Financing activities

Capital increase	16.288	1.319
Follow on expenses	-	-
Capital reserve increase	40.722	-
Increase in loans and financing	272.118	436.562
Repayment of loans and financing	(456.951)	(187.307)
Assignment of credit receivables, net	19.785	15.214
Proceeds from subscription of redeemable equity interest in securitization	(4.000)	(8.798)
Cessão de Crédito Imobiliário - CCI	-	-

Net cash provided by financing activities	(112.038)	256.990

Net increase (decrease) in cash and cash equivalents	(566.047)	33.151
Cash and cash equivalents

At the beggining of the period	1.136.765	915.199
At the end of the period	570.718	948.350

Net increase (decrease) in cash and cash equivalents	(566.047)	33.151

17.01 – GUIDANCE

Guidance

Gafisa is narrowing the range of the 2010 launches guidance to R$ 4.2 billion - R$ 4.6 billion, with an expected full year 2010 EBITDA margin to reach between 18.5% - 20.5%.

Through the first nine months of 2010, Gafisa reached 67% of the mid range of the launch guidance, in line with historical seasonality. Gafisa delivered a 20.6% EBITDA margin in the 3Q10 and 19.7% EBITDA margin in the 9M10, well within the previously stated guidance range.

Launches		Guidance
(R$ million)		2010	3Q10%		9M10%
Gafisa	Min.	4.200		29%		70%
(consolidated)	Average	4.400	1.237	28%	2.949	67%
	Max.	4.600		27%		64%

EBITDA Margin (%)		Guidance	3Q10%		9M10%
		2010
Gafisa	Min.	18,5%		210 bps		120 bps
(consolidated)	Average	19,5%	20,6%	110 bps	19,7%	20 bps
	Max.	20,5%		10 bps		-80 bps

20.01 – OTHER RELEVANT INFORMATION

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		9/30/2009
		Common shares
Shareholder	Country	Shares	%
EIP BRAZIL HOLDINGS LLC	USA	24,829,605	18.58%
MORGAN STANLEY & CO.(1)	USA	10,174,334	7.61%
BANCO ITAÚ (2)	BRL	7,265,028	5.44%
Treasury shares		3,124,972	2.34%
Other		88,239,379	66.03%
Total shares		133,633,318	100.00%
(1) Source: Thomson One - based no 13F report filed at SEC
(2) Several funds and entities under Banco Itaú S.A. management.

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2010
	Common shares
	Shares	%
Shareholders holding effective control
of the Company	24,633,016	5.71%
Board of directors	169,488	0.04%
Executive directors	2,134,476	0.49%
Fiscal council	-	0.00%
Executive control, board members,
officers and fiscal council shares	26,936,980	6.24%
Treasury shares	599,486	0.14%
Outstanding shares in the market(*)	403,973,033	93.62%
Total shares	431,509,499	100.00%

	9/30/2009
	Common shares
	Shares	%
Shareholders holding effective control
of the Company	24,829,605	18.58%
Board of directors	86,616	0.06%
Executive directors	1,367,054	1.02%
Fiscal council	-	0.00%
Executive control, board members,
officers and fiscal council shares	26,283,275	19.67%
Treasury shares	3,124,972	2.34%
Outstanding shares in the market(*)	104,225,071	77.99%
Total shares	133,633,318	100.00%

(*) Excludes shares of effective control, management, board and in treasury

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

21.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

(Translation of report originally issued in the Portuguese language)

Report of Independent Registered Public Accounting Firm

To the shareholders and management of Gafisa S.A:

1.            We have made a review of the accounting information included in the quarterly information of Gafisa S.A. (parent company and consolidated) at September 30, 2010, which includes the balance sheet, the statements of income, the changes in shareholders’ equity and the cash flows, and included in the performance report and explanatory notes, prepared under the responsibility of the Company’s management

2.             Our review was conducted in accordance with specific standards established by  Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the main criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have significant effects on the financial position and operations of the Company and its subsidiaries.

3.            Based on our special review, we are not aware of any significant change that should be made to the accounting information included in the quarterly information referred to above for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of such quarterly information.

4.             As mentioned in Note 2 (a), in 2009 the Brazilian Securities Commission (CVM) approved several Pronouncements, Interpretation and Technical Guidance issued by the Accounting Pronouncements Committee (CPC), effective from 2010, which changes the accounting practices adopted in Brazil. As allowed by CVM Resolution No. 603/09, the quarterly information mentioned in paragraph 1 were prepared in accordance with the accounting practices adopted in Brazil in force at December 31, 2009, therefore, it did not adopted the standards effective for 2010. As required by the aforementioned CVM Resolution No. 603/09, the Company disclosed this fact in Note 2 to the quarterly information together with the description of the main changes that may impact its year-end financial statements and the clarification of reasons that did not allow the Company to present the estimate of their effects on shareholders’ equity and statements of income, as required by the Resolution.

5.         The balance sheet at June 30, 2010, the statements of income, the changes in shareholders’ equity and the cash flows for the quarter and nine-month period ended September 30, 2009 was reviewed by Terco Grant Thornton Auditores Independentes (“Terco”), a separate legal entity from Ernst & Young Auditores Independentes S.S., who issued the special review report, without qualification, on July 29, 2010 and November 5, 2009, respectively. Effective October 1, 2010, Terco was merged with Ernst & Young Auditores Independentes S.S. After the merger, Ernst & Young Auditores Independentes S.S. become to be known as Ernst & Young Terco Auditores Independentes S.S.

6.         The accompanying financial statements referred to above are a translation and adaptation of those originally issued in the Portuguese language and in conformity with Brazilian accounting practices. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

São Paulo, November 9, 2010.

ERNST & YOUNG TERCO Auditores Independentes S.S. CRC 2SP015199/O-6	Daniel Gomes Maranhão Júnior Accountant CRC 1SP-215.856/O-5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	(Unaudited) Corporate Legislation BASE DATE - 09/30/2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICERS	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	04 - STATEMENT OF CASH FLOW	9
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010	11
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010	12
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	15
09	01	CONSOLIDATED STATEMENT OF INCOME	17
10	01	10.01 – CONSOLIDATED STATEMENT OF CASH FLOW	19
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010	21
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010	22
06	01	NOTES TO THE QUARTERLY INFORMATION	24
07	01	COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER	75
12	01	COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	76
17	01	GUIDANCE	102
20	01	OTHER RELEVANT INFORMATION	103
21	01	SPECIAL REVIEW REPORT	106

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer